Exhibit 99.1

THIS DOCUMENT CONTAINS IMPORTANT INFORMATION FOR SHAREHOLDERS. YOUR PARTICIPATION IS VERY IMPORTANT. PLEASE TAKE A MINUTE TO SUBMIT YOUR PROXY TODAY OR VOTE BY PHONE OR THROUGH THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH IN THE PROXY.

ANNUAL MEETING OF SHAREHOLDERS

Please direct all inquiries to:

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the proxy solicitation agent at:

North American Toll Free Number: 1-866-725-6571

Banks, Brokers and Collect Calls: 1-212-440-9800

Table of Contents

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS		1
MANAGEMENT PROXY CIRCULAR		3
SOLICITATION OF PROXIES		3
VOTING INSTRUCTIONS		3
Instructions for Registered Holders of Common Shares		3
REVOCATION OF PROXIES		4
INSTRUCTIONS FOR NON-REGISTERED HOLDERS OF COMMON SHARES — BENEFICIAL OWNERS		4
CONFIDENTIALITY OF VOTING		5
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF		5
Business of the Meeting		5
1.	Financial Statements	5
2.	Election of Directors	5
3.	Appointment of Auditors	14
4.	Other Matters	15
REPORT ON EXECUTIVE COMPENSATION		15
COMPENSATION OF EXECUTIVES IN 2007		16
COMPONENTS OF EXECUTIVE COMPENSATION		17
1.	Base Pay	17
2.	Annual Incentive	18
3.	Long-Term Incentives	19
CEO COMPENSATION AND EVALUATION		20
1.	Base Pay	20
2.	Annual Incentive	20
3.	Long-Term Incentives	20
SUMMARY COMPENSATION TABLE		22
COMPARISON OF TOTAL COMPENSATION WITH NET PROFIT		23
PERFORMANCE SHARE OWNERSHIP PLAN		23
ESTIMATED VALUE OF PERFORMANCE SHARE OWNERSHIP PLAN GRANTS		24
PERFORMANCE AND RETENTION PLAN		24
RETIREMENT PENSION PLAN		25
ESTIMATED ANNUAL SUPPLEMENTAL PENSION BENEFIT BY EXECUTIVE		26
ACCRUED PENSION OBLIGATION		26
INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES		27
CHANGE OF CONTROL AGREEMENTS		27
EXECUTIVE SEVERANCE ARRANGEMENTS		28
EMPLOYEE STOCK OPTION PLAN		29
OTHER INFORMATION		30
COMPARATIVE SHAREHOLDER RETURN		30
DIRECTORS AND OFFICERS INSURANCE		30
REPORTS OF COMMITTEES OF THE BOARD		31
1.	Report of the Audit and Risk Committee	31
2.	Report of the Governance and Environment Committee	34
3.	Report of the Human Resources Committee	36

CORPORATE GOVERNANCE	38
ADDITIONAL INFORMATION	38
2009 ANNUAL MEETING OF SHAREHOLDERS - SHAREHOLDER PROPOSALS	38
DIRECTOR APPROVAL	38
APPENDIX “A” STATEMENT OF CORPORATE GOVERNANCE PRACTICES	A-1
APPENDIX “B” TRANSALTA CORPORATION CORPORATE GOVERNANCE GUIDELINES	B-1

ii

TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the Annual Meeting  (the “Meeting”) of holders of common shares of TransAlta Corporation (“TransAlta” or the “Company”) will be held on Tuesday, April 22, 2008 at 5:00 p.m. (local time) in the AB/BC/Yukon Room of the Westin Hotel, located at 10135-100th Street in Edmonton, Alberta for the purposes of:

(a)          receiving the audited consolidated financial statements of the Company for the year ended December 31, 2007 and the auditors’ report thereon;

(b)         electing the directors for the ensuing year;

(c)          appointing the auditors and authorizing the directors to fix their remuneration; and

(d)         considering such other matters as may properly come before the Meeting.

Only holders of record of TransAlta shares at the close of business on February 25, 2008 will be entitled to vote at the Meeting.

This Notice, the accompanying Management Proxy Circular and form of proxy (the “Proxy”) are provided in connection with the Meeting.  All shareholders are cordially invited to attend the Meeting.

Registered shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Proxy.  If you choose to vote by mail, you are urged to exercise your right to vote by completing, dating and signing the enclosed Proxy and returning it using one of the methods outlined in the Proxy.  To be effective, proxies must be returned to TransAlta’s Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 48 hours prior to the time fixed for holding the Annual Meeting, or any adjournment.  If you choose to vote by telephone or the Internet, you must cast your vote not less than 48 hours prior to the time fixed for holding the Meeting, or any adjournment.

The Management Proxy Circular of the Company and a form of Proxy accompany this Notice.

By the order of the Board of Directors

Calgary, Alberta	Maryse C. St.-Laurent
March 20, 2008	Corporate Secretary

USE THE ENCLOSED PROXY TO VOTE YOUR SHARES

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the TransAlta’s proxy solicitation agent at:

North American Toll Free Number: 1-866-725-6571

Banks, Brokers and Collect Calls: 1-212-440-9800

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (“Proxy Circular”) is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta” or the “Company”) for use at the Annual Meeting (the “Meeting”) of the shareholders of the Company to be held in Edmonton, Alberta on Tuesday, April 22, 2008 at 5:00 p.m. (local time), or any adjournment thereof, for the purposes set out in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”).

SOLICITATION OF PROXIES

The cost of solicitation will be borne by the Company and will be made primarily by mail.  Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person.  TransAlta has also retained the services of Georgeson Shareholder Communications Canada Inc. as its proxy solicitation agent to assist with the solicitation of proxies on behalf of Management.  The cost of these services is estimated at between $70,000 and $180,000.  Brokerage houses and other agents, custodians, nominees and fiduciaries will be reimbursed for the expense of forwarding documents to beneficial owners for whom shares are held.

Unless otherwise stated, information contained in this Proxy Circular is given as at March 20, 2008.

For those shareholders who cannot attend the meeting in person, TransAlta has made arrangements to provide a live webcast of the Meeting.  Details on how shareholders may listen to and view the proceedings on the webcast can be found on TransAlta’s website at www.transalta.com.

VOTING INSTRUCTIONS

Instructions for Registered Holders of Common Shares

As a registered shareholder, you may vote in person at the Meeting or by proxy.

1.             Attend the Meeting — As a registered shareholder, you may attend the Meeting and vote in person.  If you attend the Meeting, it is not necessary to complete or return the Proxy form.  Please register with the Company’s Registrar and Transfer Agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

2.             By Proxy — If you do not plan to attend the Meeting in person, you should vote your Proxy in one of three ways:

(a)           Mail — Complete the Proxy in full and return it by mail or delivery.

(b)           Telephone — Call the toll free number on the Proxy and follow the instructions.

(c)           Internet — Go to the website indicated on the Proxy and follow the instructions.

By following one of the three options above, you may authorize the management representatives of the Company named in the Proxy to vote your shares or you have the right to appoint some other person to attend the Meeting and vote your shares on your behalf.  To appoint a person as proxy other than the management representatives, cross out the printed names and insert the name of the person you wish to act as proxy, in the blank space provided.  Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly.

The persons named in the Proxy will vote for or against or withhold from voting the shares in accordance with the direction of the shareholder appointing them.  In the absence of such direction, such shares will be voted in favour of the election of each of the persons nominated by management as directors and in favour of the appointment of the auditors and authorization of the directors to fix the remuneration of the auditor.

Mail

Complete, date and sign the Proxy in accordance with the instructions included on the Proxy.  Return the completed form in the envelope provided to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721,

Agincourt, Ontario, M1S 0A1.  To be voted at the Meeting, the Proxy must be received not less than 48 hours prior to the time fixed for holding the Meeting or any adjournment of the Meeting.

To vote by telephone, you must use a touch-tone telephone to transmit voting preferences to a toll free number: 1-866-271-1207 (English and French).  You must follow the instructions of the “Vote Voice” and refer to the Proxy form sent to you for the 13 digit Control Number, located on the lower left on the back of the Proxy.  Convey your voting instructions by use of touch-tone selections over the telephone.  When you vote by telephone you must cast your vote not less than 48 hours prior to the time fixed for holding the Meeting, or any adjournment.

Internet

To vote by Internet, you must access the website:

www.eproxyvoting.com/transalta

You must then follow the instructions and refer to the Proxy sent to you for the 13 digit Control Number, located on the lower left on the back of the Proxy.  Convey your voting instructions electronically over the Internet.  When you vote by Internet, you must cast your vote not less than 48 hours prior to the time fixed for the holding of the Meeting, or any adjournment.

Revocation of Proxies

You may revoke your proxy in the following ways:

A.    If the prior instructions were submitted by mail, you may revoke your proxy by instrument in writing addressed to TransAlta Corporation, executed by you or by your attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 — 12th Avenue S.W., Calgary, Alberta, T2R 0G7, Attention: Corporate Secretary.  You must revoke your proxy not less than 24 hours prior to the time fixed for the Meeting, or any adjournment, at which the proxy is to be used, or in person with the Chair of the Meeting on the day of the Meeting, or any adjournment, or in any other manner permitted by law.

B.    If the prior instructions were submitted by telephone or the Internet, you can revoke your proxy by submitting new instructions by mail within the time frame set forth above or by telephone or Internet not less than 24 hours prior to the time fixed for the Meeting, or any adjournment.

Instructions for Non-Registered Holders of Common Shares — Beneficial Owners

A beneficial owner or non-registered holder of common shares is a shareholder whose shares are held in the name of a nominee, such as a bank, broker or trust company.

You may vote your shares through your nominee or in person at the Meeting.  To vote your shares through your nominee you should follow the instructions on the request for voting instructions form provided by your nominee.  To vote your shares in person at the Meeting you should take the following steps:

(1)           Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions form.  Do not complete the voting section on the request for voting instructions as your vote will be taken at the Meeting; and

(2)           Return the request for voting instructions form to the nominee in the envelope provided or by the facsimile number provided.  Alternatively, you can vote by telephone or the Internet by following the instructions for telephone and Internet voting in the request for voting instructions.

If you have voted through your nominee and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

Confidentiality of Voting

Proxies are counted and tabulated by CIBC Mellon Trust Company, the Company’s Transfer Agent and Registrar, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) where the shareholder has made a written comment on the proxy form or otherwise clearly intends to communicate his or her individual position to management of the Company, (b) as necessary to meet the requirements of applicable law, or (c) in the event of a proxy contest.

Voting Shares and Principal Holders Thereof

At February 25, 2008, there were 201,227,215 common shares of the Company outstanding.  A shareholder is entitled to one vote for each common share held.  To the knowledge of directors and executive officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the common shares of the Company.  Only shareholders of record at the close of business on February 25, 2008 will be entitled to vote at the Meeting.

BUSINESS OF THE MEETING

This Proxy Circular contains information relating to the receipt of TransAlta’s audited consolidated financial statements, the election of directors and the appointment of auditors and the authorization of the directors to set the remuneration of the auditors.

1.             Financial Statements

The audited consolidated financial statements of TransAlta for the year ended December 31, 2007, and the report of the auditors thereon will be tabled at the Meeting.  These audited consolidated financial statements form part of the 2007 Annual Report of the Company.  You may obtain a copy of the 2007 Annual Report, in English or French, from the Corporate Secretary of TransAlta upon request.  It will be available at the Meeting.  The full text of the 2007 Annual Report is available on TransAlta’s website at www.transalta.com and on SEDAR at www.sedar.com.

2.             Election of Directors

The Board of Directors (the “Board”) is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than three and not more than 19 directors.  By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at 11.  The 11 nominees for election to the Company’s Board of Directors and their biographies are listed in this section.  Each director elected will serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected.  In the election of directors, votes are cast in favour or withheld from voting for each director individually.  In an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.

The number of directors currently in office is 11.

The Board has affirmatively determined that 10 of the 11 nominees for election to the Board, (excluding only Mr. Stephen G. Snyder, the Company’s President and Chief Executive Officer), are independent of management.

Unless contrary instructions are indicated on the paper, telephone or Internet proxy form, the persons designated in the enclosed Proxy form intend to vote FOR the election of the proposed nominees listed below, all of whom are currently directors of TransAlta.

Director Nominee Information

William D. Anderson (1) Ontario, Canada Age: 58 Director since 2003 Independent Director

Corporate Director.  Mr. Anderson was President of BCE Ventures (a subsidiary of BCE Inc.) from 2001 to 2005 (telecommunications) and prior to that, CFO of BCE Inc., Bell Canada Inc. and of Bell Cablemedia plc (telecommunications).  As President of BCE Ventures, he was responsible for a number of significant operating companies as well as being CEO of Bell Canada International Inc.  In his CFO roles, Mr. Anderson was responsible for all financial operations of the respective companies and executed numerous debt and equity financings, corporate acquisition and disposition transactions as well as corporate and operational restructurings.

Mr. Anderson is a director of Gildan Activewear Inc. and of MDS Inc.  He is a past director at BCE Emergis Inc., Bell Cablemedia plc, Bell Canada International Inc., CGI Group Inc., Four Seasons Hotels Inc., Sears Canada Inc., and Videotron Holdings plc.

At TransAlta, Mr. Anderson is Chair of the Audit and Risk Committee of the Board.

Mr. Anderson holds a bachelor degree in business administration from the University of Western Ontario (London, ON) and is a Chartered Accountant.

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 100%	2007 Attendance at SPECIAL Meetings
Board Audit and Risk Committee	8/8 8/8	9/9 1/1

Other Public Board Directorships During Last Five Years		Other Board Committee Memberships of Public Entities
BCE Emergis Inc.	1998 — 2004	Audit
Bell Canada International Inc.	2000 — 2007	Chair
CGI Group Inc.	1998 — 2005	Human Resources
Four Seasons Hotels Inc.	2005 — 2007	Audit, Human Resources
Gildan Activewear Inc.	2006 — present	Audit, Human Resources
MDS Inc.	2007 — present	Audit
Sears Canada Inc.	2005 — 2006	Audit, Human Resources

Stanley J. Bright (2) (3) Maryland, U.S.A. Age: 67 Director since 1999 Independent Director

Corporate Director.  Mr. Bright was President, CEO and Chairman of MidAmerican Energy Company from 1997 to 1999 (electric and gas utility).  He was also President, CEO and Chairman, and CEO of predecessor companies, including the Iowa-Illinois Gas & Electric Company (IIG&E), from 1991 to 1997.  As the CEO of IIG&E, Mr. Bright led the consolidation of a number of Midwest utilities in anticipation of emerging market competition, giving rise to the creation of MidAmerican Energy.  As the President, CEO and Chairman of the new entity, Mr. Bright led the realization of significant synergies while working through the post-merger transition.  The company also structured a long-term rate plan with the Iowa Public Service Commission.  He retired as CEO of MidAmerican in 1999 but continued as a director until 2006.

At TransAlta, Mr. Bright is Chair of the Human Resources Committee of the Board.

Mr. Bright holds a bachelor degree in accounting from The George Washington University (Washington, DC) and is a Certified Public Accountant.

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 100%	2007 Attendance at SPECIAL Meetings
Board	8/8	9/9
Audit and Risk Committee(1)	4/4	1/1
Human Resources Committee	5/5	1/1

Other Public Board Directorships During Last Five Years	Other Board Committee Memberships of Public Entities
MidAmerican Energy Holdings Company	1987 — 2006

Director Nominee Information

Timothy W. Faithfull England, U.K. Age: 63 Director since 2003 Independent Director

Corporate Director.   Mr. Faithfull is a 36-year veteran of Royal Dutch/Shell plc (energy), where he filled diverse roles that spanned the globe.  As President and CEO of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line, the first fully integrated oil sands venture in 25 years.  Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operation for the Shell International Trading and Shipping Company from 1993 to 1996.

Mr. Faithfull is a director of Canadian Pacific Railway Limited, Shell Pension Trust Limited, and AMEC plc.

At TransAlta, Mr. Faithfull is a member of the Audit and Risk Committee and the Human Resources Committee of the Board.

Mr. Faithfull holds a bachelor of arts degree in economics from the University of Oxford (Oxford, UK).

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 100%	2007 Attendance at SPECIAL Meetings
Board	8/8	9/9
Audit and Risk Committee	8/8	1/1
Human Resources Committee	5/5	1/1

Other Public Board Directorships During Last Five Years	Other Board Committee Memberships of Public Entities
AMEC plc Canadian Pacific Railway Limited	2005 — present 2003 — present	Remuneration (Chair), Nominating Compliance and Ethics Corporate Governance and Nominating, Safety, Health and Environmental (until Aug. 07), Management Resources Compensation.

Ambassador Gordon D. Giffin (4) Georgia, U.S.A. Age: 58 Director since 2002 Independent Director

Lawyer and Senior Partner, McKenna, Long & Aldridge LLP (attorneys).  From 1997 to 2001, Mr. Giffin served as the United States Ambassador to Canada with responsibility for managing Canada/US bilateral relations, including energy and environmental policy.  Prior to this appointment, he practised law for 18 years as a senior partner in Atlanta, Georgia and Washington, D.C.  His practice focused on energy regulatory work at the state and federal levels.  Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.  In 2001, Mr. Giffin returned to private practice where he specializes in state and federal regulatory matters, including those related to trade, energy and trans-border commerce.

Mr. Giffin is a director of AbitibiBowater Inc., Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Natural Resources Limited, and Ontario Energy Savings Ltd.

At TransAlta, Mr. Giffin is Chair of the Governance and Environment Committee of the Board.

Mr. Giffin holds a bachelor of arts from Duke University (Durham, NC) and a juris doctorate from Emory University School of Law (Atlanta, GA).

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 100%	2007 Attendance at SPECIAL Meetings
Board	8/8	9/9
Governance and Environment Committee	5/5	1/1

Other Public Board Directorships During Last Five Years		Other Board Committee Memberships of Public Entities
AbitibiBowater Inc.	2003 — present	Audit, Environment
Canadian Imperial Bank of Commerce	2001 — present	Risk
Canadian National Railway Company	2001 — present	Human Resources, Environment, Strategic Planning, Finance
Canadian Natural Resources Limited	2002 — present	Audit, Governance

Director Nominee Information

C. Kent Jespersen (1) Alberta, Canada Age: 62 Director since 2004 Independent Director

Corporate Director.  Mr. Jespersen has been Chair and CEO of La Jolla Resources International Ltd. since 1998 (advisory and investments).  He also held senior executive positions with NOVA Corporation of Alberta, Foothills Pipe Lines Ltd., and Husky Oil Limited before assuming the presidency of Foothills Pipe Lines Ltd. and later, NOVA Gas International Ltd.  At NOVA, he led the non-regulated energy services business (including energy trading and marketing) and all international activities.

Mr. Jespersen is Chairman and a director of Orvana Minerals Ltd. and CCR Technologies Ltd and a director of Matrikon Inc. and of Axia NetMedia Corporation.

At TransAlta, Mr. Jespersen is a member of the Governance and Environment Committee and the Human Resources Committee of the Board.

Mr. Jespersen holds a bachelor of science in education and a master of science in education from the University of Oregon (Eugene, OR).

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 90%	2007 Attendance at SPECIAL Meetings
Board	7/8	9/9
Human Resources Committee	5/5	0/1
Governance and Environment Committee	4/5	1/1

Other Public Board Directorships During Last Five Years		Other Board Committee Memberships of Public Entities
Axia NetMedia Corporation	2000 — present	Audit, Compensation
CCR Technologies Ltd.	1999 — present	Chair
Matrikon Inc.	2001 — present	Governance and Compensation
Orvana Minerals Ltd.	2007 — present	Chair

Michael M. Kanovsky(1) British Columbia, Canada Age: 59 Director since 2004 Independent Director

Corporate Director and Independent Businessman.  Mr. Kanovsky co-founded Northstar Energy Corporation with initial capital of $400,000 and helped build this entity into an oil and gas producer that was sold to Devon Energy Corporation for approximately $600 million in 1998.  During this period, Mr. Kanovsky was responsible for strategy and finance as well as merger and acquisition activity.  He initiated Northstar’s entry into electrical cogeneration through its wholly owned power subsidiary, Powerlink Corporation.  Powerlink developed one of the first independent power producer (IPP) gas-fired co-generation plants in Ontario and also internationally.  In 1997, he founded Bonavista Energy Trust, which has grown to a present day market capitalization of approximately $6 billion.

Mr. Kanovsky is a director of Accrete Energy Corporation, ARC Energy Trust,  Bonavista Energy Trust, Devon Energy Corporation, and Pure Technologies Ltd.

At TransAlta, Mr. Kanovsky is a member of the Audit and Risk Committee and the Governance and Environment Committee of the Board.

Mr. Kanovsky, a professional engineer, holds a bachelor of science in mechanical engineering from Queen’s University (Kingston, ON) as well as a master of business administration from the Richard Ivey School of Business at the University of Western Ontario (London, ON).

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 100%	2007 Attendance at SPECIAL Meetings
Board	8/8	8/9
Audit and Environment Committee	8/8	1/1
Governance and Environment Committee	5/5	1/1

Other Public Board Directorships During Last Five Years		Other Board Committee Memberships of Public Entities
Accrete Energy Corporation	2004 — present	Reserve
ARC Energy Trust	1996 — present	Governance, Risk
Bonavista Energy Trust	1997 — present	Audit, Reserve, Compensation
Devon Energy Corporation	1998 — present	Audit, Governance
Pure Technologies Ltd.	2003 — present	Audit, Compensation

Director Nominee Information

Donna Soble Kaufman (1) Ontario, Canada Age: 64 Director since 1989 Independent Director Chair of the Board

Lawyer and Corporate Director.  Mrs. Kaufman is a former partner with Stikeman Elliott, an international law firm, where she practised antitrust law.  She has served on a number of boards since 1987, when she became a director of Selkirk Communications Limited, a diversified communications company.  A year later she was appointed Chair of the Board and President and CEO.  Several other directorships followed.  In addition to TransAlta, Mrs. Kaufman currently serves on the boards of BCE Inc. and Bell Canada.  She is also a director of HISTORICA, a private-sector education initiative, of the Institute of Corporate Directors and a member of the Canadian Advisory Board of Catalyst, a non-profit organization working to advance women in business.  In 2001, she was named a Fellow of the Institute of Corporate Directors.

At TransAlta, Mrs. Kaufman is Chair of the Board of the Company and an ex-officio member of all committees of the Board.

Mrs. Kaufman holds a bachelor of civil law degree from McGill University (Montréal, QC) and a master of laws degree from the Université de Montréal.

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 100%	2007 Attendance at SPECIAL Meetings
Board	8/8	9/9
Audit and Environment Committee	8/8	1/1
Human Resources Committee	5/5	1/1
Governance and Environment Committee	5/5	1/1

Other Public Board Directorships During Last Five Years	Other Board Committee Memberships of Public Entities
BCE Inc.	1998 - present	Nominating and Corporate Governance (Chair), Strategic Oversight (Chair)
Bell Canada	2003 - present	Nominating and Corporate Governance (Chair)
Hudson’s Bay Company	2000 - 2006	Special Committee of Independent Directors, Governance, Pension
Telesat Canada	1998 - 2008	Nominating and Governance (Chair)
UPM-Kymmene Corporation (Helsinki, Finland)	2001 - 2004

Gordon S. Lackenbauer (1) (2) Alberta, Canada Age: 64 Director since 2005 Independent Director

Corporate Director.  Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns Inc. (investment banking) from 1990 to 2004.  Prior to this, he was responsible for the principal activities of the firm, which included fixed income sales and trading, new issue underwriting, syndication and merger and acquisition advisory mandates.  Mr. Lackenbauer has worked with many of Canada’s leading utilities and has frequently acted as an expert financial witness testifying on the cost of capital, appropriate capital structure, and the fair rate of return, principally before the Alberta Utilities Commission, the National Energy Board, and the Ontario Energy Board.  His clients included Alberta Power (now ATCO Electric), Consumers Gas, IPL (now Enbridge), and TransCanada PipeLines, among others.

Mr. Lackenbauer is a director of NAL Oil & Gas Trust, CTV Globemedia Inc., and is a Governor of Mount Royal College.  He was a director of Tembec Inc. until August 2007.

At TransAlta, Mr. Lackenbauer is a member of the Governance and Environment Committee and the Audit and Risk Committee of the Board.

Mr. Lackenbauer holds a bachelor of arts in economics from Loyola College (Montréal, QC), as well as a master of business administration from the University of Western Ontario (London, ON). He is also a chartered financial analyst.

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 100%	2007 Attendance at SPECIAL Meetings
Board	8/8	8/9
Audit and Environment Committee	8/8	1/1
Governance and Environment Committee	5/5	1/1

Other Public Board Directorships During Last Five Years	Other Board Committee Memberships of Public Entities
Tembec Inc.	1993 - 2007	Environment Health & Safety
NAL Oil & Gas Trust	2006 - present	Audit, Reserve and Nominating

Director Nominee Information

Dr. Martha C. Piper (1) British Columbia, Canada Age: 62 Director since 2006 Independent Director

Corporate Director.  Dr. Piper was President and Vice-Chancellor of the University of British Columbia from 1997 to 2006 (education).  Prior to her appointment at UBC, she served as Vice-President, Research at the University of Alberta.  She served on the Boards of the Alberta Research Council, the Conference Board of Canada and the Centre for Frontier Engineering Research.  Dr. Piper was also appointed by the Prime Minister of Canada to the Advisory Council on Science and Technology and has served as a member of the Canada Foundation for Innovation.

Dr. Piper is a director of the Bank of Montreal, Shoppers Drug Mart Corporation and a member of the Canadian delegation to the Trilateral Commission, an organization fostering closer cooperation among the core democratic industrialized areas of the world.

At TransAlta, Dr. Piper is a member of the Human Resources Committee and the Governance and Environment Committee of the Board.

Dr. Piper holds a bachelor of science in physical therapy from the University of Michigan (Ann Arbor, MI), a master of arts in child development from the University of Connecticut (Storrs, CT), a doctorate of philosophy in epidemiology and biostatistics from McGill University (Montréal, QC).  She has also received honorary degrees from 15 international universities.  Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia.

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 88%	2007 Attendance at SPECIAL Meetings
Board	7/8	9/9
Governance and Environment Committee	1/2	1/1
Human Resources Committee	5/5	1/1

Other Public Board Directorships During Last Five Years	Other Board Committee Memberships of Public Entities
Bank of Montreal	2006 - present	Human Resources and Management Compensation
Shoppers Drug Mart	2007 - present	Human Resources

Luis Vázquez Senties Mexico Age: 60 Director since 2001 Independent Director

Corporate Director and Independent Businessman.   Mr. Vázquez is founder, President, CEO and Chairman of Grupo Diavaz, an international constructor of offshore oil and gas platforms, developer of oil and gas fields and a distributor of natural gas in Mexico.  Grupo Diavaz began as a Mexican underwater diving operation that grew to become the world’s second largest firm of its kind, servicing the offshore oil and gas industry in both exploration and production efforts.

Mr. Vázquez is Chairman of the Mexican Gas Association and Vice-President of the Mexico Chapter of the World Energy Council.  He is a past director of the American Gas Association.

At TransAlta, Mr. Vázquez is a member of the Human Resources Committee of the Board.

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 100%	2007 Attendance at SPECIAL Meetings
Board	8/8	5/9
Human Resources Committee	5/5	1/1

Other Public Board Directorships During Last Five Years	Other Board Committee Memberships of Public Entities
None

Director Nominee Information

Stephen G. Snyder (1) (4) Alberta, Canada Age: 58 Director since 1996 Non-Independent Director

President and Chief Executive Officer of TransAlta Corporation since 1996.  Mr. Snyder guided TransAlta through its evolution from an Alberta-focused, regulated utility to an international power generator.  Prior to joining TransAlta, Mr. Snyder held several CEO posts, namely with Camco Inc. (now a part of General Electric), GE Canada Inc. and Noma Industries Limited.  While at GE, Mr. Snyder led the transformation of GE’s Canadian-based businesses into global competitors.  At Noma, he built a deeply-rooted Canadian consumer products manufacturer into a North American industrial products company.

Mr. Snyder is a director of the Canadian Imperial Bank of Commerce, Chair of the Calgary Stampede Foundation, and a director of the Calgary Stampede. He is the past-chair of the Calgary Committee to End Homelessness, the Canada-Alberta ecoEnergy Carbon Capture & Storage Task Force and of the Conference Board of Canada.

Mr. Synder holds a bachelor of science in chemical engineering from Queen’s University (Kingston, ON) as well as a master of business administration from the University of Western Ontario (London, ON).

Board and Committees	2007 Attendance at REGULAR Meetings Overall attendance: 100%	2007 Attendance at SPECIAL Meetings
Board	8/8	9/9
Audit and Environment Committee	8/8	1/1
Human Resources Committee	5/5	1/1
Governance and Environment Committee	5/5	1/1

Other Public Board Directorships During Last Five Years	Other Board Committee Memberships of Public Entities
Canadian Imperial Bank of Commerce	2000 - present	Risk (Chair)

Notes:

(1)	The following nominee directors are Canadian residents: Messrs. Anderson, Jespersen, Kanovsky, Lackenbauer and Snyder, Mrs. Kaufman and Dr. Piper.
(2)

Mr. Bright served as a director of Access Air Inc. (“Access Air”) for the period of December 4, 1997 to January 31, 2000, a privately held start-up airline company.   The company Mr. Bright was employed by, and whom he represented on the Access Air board, supported Access Air in the hope that it would improve air service to the state of Iowa. Access Air filed for bankruptcy protection on November 29, 1999. Mr. Lackenbauer resigned from the Board of Directors of Tembec Inc. on August 2, 2007. On December 19, 2007, Tembec announced its proposed recapitalization transaction providing a consensual solution to both noteholders and shareholders. If Tembec is successful in its recapitalization efforts, including obtaining the approval of noteholders of a Plan of Arrangement under the Canada Business Corporations Act, the matter is subject to the final approval of the Court.

(3)

The Board determined that, due to the additional demands placed on the Chair of each committee, their appointment would be limited to one committee of the Board. As such, Mr. Bright ceased to be a member of the Audit and Risk Committee effective April 25, 2007.

(4)	Interlocking Directorships – Mr. Snyder and Mr. Giffin are both on the Board of the Canadian Imperial Bank of Commerce and both serve on its Risk Committee.

Compensation of Non-Management Directors in 2007

TransAlta’s compensation practices for directors are designed to reflect the size and complexity of the industry and to reinforce the emphasis that the Company places on aligning directors’ compensation with the interests of shareholders.  The market competitiveness of directors’ compensation is reviewed annually against companies of similar size and scope by the Governance and Environment Committee (the “GEC”).

For the financial year ended December 31, 2007, each non-management director was eligible to receive the following compensation:

Director Annual Retainer Fee	2,800 common shares or deferred share units (see below) and $30,000 payable in cash, common shares or deferred share units.

Board Chair Annual Retainer Fee	$190,000, plus the Director Annual Retainer Fee.

Committee Chair Annual Retainer Fee	$20,000 per year for the Chair of the Audit and Risk Committee and $10,000 per year for the Chair of the Human Resources Committee and Governance and Environment Committee.

Board and Committee Meeting Fee	$1,500 per meeting attended in person or by phone.

TransAlta pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres for a meeting and $3,000 for directors who travel more than 7,500 kilometres for a meeting and reimburses the directors for out of pocket expenses incurred for attending such meetings.

Effective January 1, 2008, the Board has approved an increase to the Director Annual Retainer Fee of 400 common shares or deferred share units per annum for a total annual grant of 3,200 shares or deferred share units.   Non-management directors continue to receive the $30,000 payable in cash, common shares or deferred share units.

Deferred Share Units

Each deferred share unit (“DSU”) is a bookkeeping entry having the same value as one common share of the Company, but is not paid until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Company throughout the director’s period of board service. The DSU account of each director is also credited with units equivalent to cash dividends paid on common shares. Upon retirement, the director will receive a cash amount equal to the number of DSUs held by such director, based on the market value of the Company’s common shares at that time, less applicable taxes.  At December 31, 2007, the accrual in respect of DSUs currently outstanding to directors was $4,766,445.74(1).

Note:

(1)          Based on an average price per DSU of $33.00, being the average market value of the shares at the time the annual accrual adjustment was made.

Directors’ Shareholding Requirements

The Board believes that directors’ compensation should align with shareholders’ interests.  As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (purchased on the open market) or in deferred share units (“DSUs”), described above.  On February 1, 2007, the Board increased the share ownership guideline for each director to acquire and hold a minimum value of three times the director’s annual retainer fee within five years of their joining the Board.  Effective January 1, 2008, each director will be required to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of joining the Board and new directors will be required to acquire and hold the equivalent of their annual retainer within one year of joining the Board.

Shareholdings of Directors at February 29, 2008

DIRECTOR AND YEAR APPOINTED	YEAR	TOTAL SHARES AND DSUS(1)	CHANGE YEAR OVER YEAR	VALUE (2)	OWNERSHIP REQUIREMENT MET

W.D. Anderson - 2003	2007 2006	20,208 15,948	4,260	$709,502.88	Yes

S.J. Bright - 1999	2007 2006	35,295 30,655	4,640	$1,239,207.45	Yes

T.W. Faithfull - 2003	2007 2006	19,964 15,598	4,366	$700,936.04	Yes

G.D. Giffin - 2002	2007 2006	16,549 13,383	3,166	$581,035.39	Yes

C.K. Jespersen - 2004	2007 2006	22,139 18,991	3,148	$777,300.29	Yes

M.M. Kanovsky - 2004	2007 2006	40,860 36,546	4,314	$1,434,594.60	Yes

D. Soble Kaufman - 1989	2007 2006	34,699 30,394	4,305	$1,218,281.89	Yes

G.S. Lackenbauer - 2005	2007 2006	7,856 3,817	4,039	$275,824.16	Yes(3)(4)

M.C. Piper – 2006	2007 2006	5,169 1,222	3,947	$181,483.59	Yes(3)(4)

L.Vázquez Senties - 2001	2007 2006	24,151 19,621	4,530	$847,941.61	Yes

S.G. Snyder - 1996	2007 2006	275,535 195,651	79,884	$9,674,033.85	Participates in the executive share ownership plan

Notes:

(1)	Includes units credited in lieu of reinvested dividends. See “Election of Directors – Deferred Share Units” for further information on the DSU plan.
(2)	Based on the closing price of a TransAlta common share on the Toronto Stock Exchange (“TSX”) on February 29, 2008 of $35.11.
(3)

Based on new ownership requirement, which is effective as of January 1, 2008, Mr. Lackenbauer and Dr. Piper must meet the three year requirement by December 31, 2008 and December 31, 2009, respectively.

(4)	Met one year requirement see “Directors’ Shareholding Requirements”.

Summary of Directors’ Compensation for the Fiscal Year 2007

NAME	BOARD RETAINER	BOARD AND COMMITTEE CHAIR FEE	BOARD MEETING FEES	COMMITTEE MEETING FEES	TRAVEL DAY FEES	OTHER FEES PAID (8)	TOTAL FEES PAID
W.D. Anderson (1)	$80,584 (2) $30,000 Cash	ARC $20,000	$25,500	$13,500	$15,000	$4,500	$189,084
S.J. Bright (3)(4)	$80,584 (2) $30,000 issued in DSUs	HRC $10,000	$25,500	$16,500	$12,000	0	$174,584
T.W. Faithfull	$80,584 (2) $30,000 issued in DSUs	0	$25,500	$22,500	$15,000	0	$173,584
G.D. Giffin (5)	$80,584 (2) $30,000 Cash	GEC $10,000	$25,500	$9,000	$15,000	$4,500	$174,584
C.K. Jespersen	$80,584 (2) $30,000 Cash	0	$24,000	$15,000	$12,000	$3,000	$164,584
M.M. Kanovsky	$80,584 (2) $30,000 issued in DSUs	0	$24,000	$22,500	$18,000	$4,500	$179,584
D. Soble Kaufman (6)	$80,584 (2) $30,000 issued in shares	Board Chair $190,000	$25,500	0	$18,000	0	$344,084
G.S. Lackenbauer	$80,584 (2) $30,000 issued in DSUs	0	$24,000	$22,500	$15,000	$4,500	$176,584
M.C. Piper(7)	$80,584 (2) $30,000 issued in DSUs	0	$24,000	$12,000	$15,000	0	$161,584
L. Vázquez Senties	$80,584 (2) $30,000 issued in DSUs	0	$19,500	$9,000	$12,000	0	$151,084
S.G. Snyder	0	0	0	0	0	0	0
TOTAL	$1,105,840	$230,000	$243,000	$142,500	$147,000	$21,000	$1,889,340

Notes:

(1)          Chair of the Audit and Risk Committee.

(2)          Value of 2,800 common shares of the Company or its equivalent in DSUs based on the average cost of a TransAlta common share on the day of grant, being $28.78.

(3)          Chair of the Human Resources Committee.

(4)          Mr. Bright ceased to be a member of the Audit and Risk Committee effective April 25, 2007.

(5)          Chair of the Governance and Environment Committee.

(6)          Mrs. Kaufman is not compensated for her attendance at committee meetings.

(7)          Dr. Piper was appointed to the Governance and Environment Committee effective April 25, 2007.

(8)          Fees for attendance at meetings of the Special Committee of the Board, which was formed in December 2007.

3.                                      Appointment of Auditors

The Audit and Risk Committee (the “ARC”) and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board.

Unless contrary instructions are indicated on the paper, telephone or Internet proxy form, the persons designated in the enclosed Proxy form intend to vote FOR the re-appointment of Ernst & Young, LLP Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board.

Fees Paid to Ernst &Young LLP

For the years ended December 31, 2007 and December 31, 2006, Ernst & Young LLP and its affiliates were paid $2,838,740 and $3,596,689 respectively, as detailed below:

Ernst & Young LLP
Year Ended Dec. 31	2007	2006

Audit Fees	$2,624,029	$3,286,212

Audit related fees	168,968	300,892

Tax fees	45,743	9,585

Total	$2,838,740	$3,596,689

No other audit firms provided audit services in 2007 or 2006.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Company’s financial statements and other documents.  Total audit fees for 2007 include payments related to 2007 ($1,147,390) and 2006 ($1,476,309).  Total audit fees for 2006 include payments related to 2006 ($1,193,763) and 2005 ($2,092,449).

Audit-Related Fees

The audit-related fees in 2007 were primarily for work performed by Ernst & Young LLP in the provision of miscellaneous accounting advice.

Tax Fees

The majority of tax fees for 2007 relate to the finalization of tax credit recoveries.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  The ARC has adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).

Representatives of Ernst & Young LLP will be in attendance at the Meeting, will have the opportunity to make a statement if they so wish, and will be available to respond to questions.

4.                                      Other Matters

Management knows of no other matter to come before the Meeting.  The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  If any other matters, which are not known to management, properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgement of such nominees.

REPORT ON EXECUTIVE COMPENSATION

The Human Resources Committee of the Board (the “HRC”) is comprised of five directors, all of whom are independent:  S.J. Bright (Chair), T.W. Faithfull, C.K. Jespersen, M.C. Piper, and L.S. Vázquez.  D. Soble Kaufman, Chair of the Board, is an ex-officio member of the committee. All members of the HRC are financially literate, and have extensive human resources experience. Mr. Faithfull is also a member of the Audit and Risk Committee.

Compensation of Executives in 2007

As a wholesale power generator and marketer of electricity, TransAlta’s business model is based on the capital intensive, long-cycle nature of the industry. Operating the existing asset base efficiently and cost effectively is fundamental to meeting the Company’s short term performance goals. Optimizing the returns from the existing asset base, including portfolio optimization and rationalization to deal with under-performing or non-core assets, as well as effectively managing capital deployment both on existing assets and on asset growth, is key to the Company’s medium term goals. The Company’s long-term goals include achieving an acceptable and sustainable level of shareholder return. In setting TransAlta’s executive compensation strategy (the “Strategy”), the HRC seeks to mirror these short, medium and long-term goals, and put in place incentive plans that help to drive their achievement. The Strategy is also designed to provide total compensation which is competitive in the marketplace, and that enables the effective attraction and retention of employees. Competitiveness is determined from data collected by independent consulting firms, using a cross section of comparable Canadian and U.S. companies (the “Comparator Group”) with which TransAlta competes for executive talent.

The HRC confirms annually that the Comparator Group is updated to reflect any merger or acquisition activity. In 2007, with the assistance of its independent advisor, the HRC undertook a review of the Comparator Group. The goals of the review were:

•                                          to ensure that it was comprised of organizations that were sufficiently aligned with the Company in terms of being infrastructure-based, capital intensive, long-cycle businesses;

•                                          to ensure that it represented a balanced spread of organizations in markets and locations where the Company competes for talent; and

•                                          to ensure that it was comprised of organizations that represented relevant comparisons, both for overall compensation purposes, and for use in comparing relative total shareholder return (“TSR”) within the Performance Share Ownership Plan (the “PSOP”).

The following table provides the list of companies comprising the revised Comparator Group, which will be used from 2008 onwards in determining overall compensation:

Canadian Based Companies	US Based Companies

ATCO Ltd.	AES Corporation
Emera Inc.	Alliant Energy Corporation
EPCOR	Ameren Corporation
Fortis Inc.	Calpine
TransCanada Corporation	Dynegy Inc.
Husky Energy Inc.	Entergy Corporation
Imperial Oil Ltd.	Great Plains Energy Inc.
Petro-Canada	Mirant Corporation
Suncor Energy Inc.	NRG Energy
Enbridge	Pinnacle West Capital Corporation
Spectra Energy	Westar Energy Inc.
Gaz Metro	Wisconsin Energy Corporation
Energy Savings Income Fund
Teck Cominco Ltd.

Note:  Compensation data is size adjusted to normalize variation in revenue and market capitalization.

Total compensation is designed to pay at the 50th percentile of the Comparator Group if the executive officer of the Company (the “Executive”) and the Company achieve their goals, with opportunities to achieve higher levels of pay if both the individual Executive and the Company exceed their goals.  The Strategy is designed to both drive and reward performance. The objective of the Strategy is that 60% of all Executives’ total compensation is determined by a combination of individual, team, and Company performance.  The Strategy reinforces the goal of aligning Executives’ compensation with shareholder returns, while achieving a balance between cash and equity compensation.  When target levels of compensation are paid, 30% of the total compensation of all Executives is equity based, and 70% is cash based.

The Strategy further emphasizes the alignment of Executives with the interests of shareholders by having a share ownership policy. The policy permits each Executive to build the required level of ownership over five years. In early 2008, the Board approved an increase to the level of share ownership required by Executives. All Executives of the Company, including the Named Executive Officers (as defined below), other than the President and Chief Executive Officer (the “CEO”), are now required to own shares in TransAlta equal to two times base salary (doubling the previous one times base salary requirement), and are required to hold these shares while they are employed by the Company.  The CEO is now required to own shares equal to four times base salary (doubling the previous two times base salary requirement) and continue to hold such shares while employed as CEO of the Company.  All Executives will have met their share ownership requirements within the time allowed.

As at February 26, 2008, share ownership for the Named Executive Officers was as follows:

Name and Principal Position	Number of Shares Required(1)	Number of Shares Owned	Multiple of Base Salary
S.G. Snyder President & Chief Executive Officer	29,235	275,535	9.43X
B. Burden Executive Vice-President & Chief Financial Officer	13,493	27,143	2.01X
K.S. Stickland Executive Vice-President, Legal, SD and EH&S	12,744	43,201	3.39X
R.P. Langhammer Executive Vice-President, Generation Operations	11,244	21,474	1.91X
M. Williams Executive Vice-President, HR, IT and Communications	9,895	33,843	3.42X

Note:

(1)          Based on Base Pay and the closing price of the common shares of the Company on the TSX on December 31, 2007 of $33.35.

In connection with their review of compensation, the HRC made use of the work done by Towers Perrin, the Company’s compensation consultant. The mandate of Towers Perrin was to collect and analyse market data for all executives from the approved Comparator Group, and to provide input on the overall competitiveness of total compensation. Total fees paid to Towers Perrin for these services in 2007 were $120,384. The HRC retained the services of Hewitt Associates to provide independent advice to the Committee on the overall competitiveness of total compensation relative to the approved Comparator Group, and to recommend changes to the Comparator Group as described above. In addition, the HRC received assistance from Hewitt Associates on the transition to a new Change of Control agreement, as described later in this Proxy Circular, together with receiving legal advice from Bull, Housser and Tupper LLP. Total fees paid to Hewitt Associates for these services in 2007 were $123,834. Total fees paid to Bull, Housser and Tupper LLP for their services in 2007 were $22,751. Hewitt Associates is also retained by the Company to provide relative Total Shareholder Return calculations for determining awards under the Company’s Performance and Share Ownership Plan, and acts as the Company’s actuaries and as one of the consultants for its Retirement Pension Plans. Total fees paid to Hewitt Associates for these services in 2007 were $79,166. The HRC has reviewed and is satisfied that Hewitt Associates is able to provide independent advice to the Committee, as the provision of these services are from two, independently operating divisions within Hewitt Associates. In addition, the Company retained the services of Oliver Wyman (formerly Mercer Delta) to assist management with the ongoing operation of its talent and succession management process for Executives. Total fees paid to Oliver Wyman in 2007 for these services were $107,414.

Components of Executive Compensation

The total compensation paid to an Executive is comprised of three major components; base pay, annual incentive and long-term incentives.

1.             Base Pay

The base pay of each Executive is reviewed each year to ensure it reflects a balance of market conditions, level of responsibility, and the accountabilities of each individual. Increases are awarded to those Executives whose base pay requires adjustment to remain competitive with the base pay being paid to Executives in the Comparator Group, and/or to reflect additional responsibilities, accountabilities and potential.

2.                                      Annual Incentive

All non-union employees, including the Named Executive Officers, participate in an annual incentive compensation plan (the “AIC”), which is established at the beginning of each fiscal year, with targets that reflect the key performance goals of the Company and the key goals for each Executive. Each goal is allocated a proportion of a Named Executive Officer’s total annual incentive amount. The plan defines minimum, target, and maximum performance levels for each goal. For each goal, Named Executive Officers are paid from zero incentive, if performance is below the minimum level, up to 200% of target incentive when the performance meets, or exceeds, the maximum level.

For 2007, an annual incentive target opportunity of 50% of base pay was provided to the Named Executive Officers (other than the CEO, see “CEO Compensation and Evaluation” in this Proxy Circular), for achieving target performance as follows:

•                                          12.5% of base pay for achieving earnings per share from continuing operations of $1.15;

•                                          12.5% of base pay for achieving cash flow from continuing operations of $730 million;

•                                          12.5% of base pay for achieving safety targets set as an injury frequency rate (“IFR”) of 1.76; and

•                                          12.5% of base pay for performance against individual goals set by the CEO.

Actual performance for 2007 was as follows:

•                                          earnings per share from continuing operations of $1.31;

•                                          cash flow from continuing operations of $778 million;

•                                          IFR of 1.76; and

•                                          performance against individual goals set by the CEO varied by Named Executive Officer.

In determining the performance against earnings per share and cash flow the HRC begins with earnings per share from operations as reported, and cash flow from operations as reported. The HRC makes adjustments to such reported results when the Committee believes that adjustments should be made to ensure an appropriate result from a performance based compensation perspective.

The following is a reconciliation of the difference between the earnings per share as reported of $1.53 and the earnings per share used for annual incentive purposes of $1.31:

•	earnings per share as reported	$1.53
•	less net proceeds of sale of Centralia mine equipment	($0.03)
•	less recovery from the resolution of uncertain tax provisions	($0.09)
•	less 2007 tax rate changes	($0.10)
•	earnings per share used for annual incentive purposes	$1.31

The following is a reconciliation of the difference between cash flow from operations as reported for 2007 of $847 million and the cash flow used for incentive purposes of $778 million. Due to the receipt of the final power purchase agreement payments for the financial years 2006 and 2007 having been received on January 2, 2007 and 2008, respectively, the HRC amended the cash flow results for annual incentive purposes in both years to eliminate this timing difference.

•	cash flow from operations as reported	$847 million
•	less 2006 PPA payment received on January 2, 2007	($185 million)
•	plus 2007 PPA payment received on January 2, 2008	$116 million
•	cash flow used for annual incentive purposes	$778 million

The resulting incentive awards for 2007, which were approved by the Board in February, 2008, provided average payments of $301,162, or 81.67% of base pay, to each Named Executive Officer.

For 2008, an annual incentive opportunity of 50% of base pay has again been provided.

3.                                      Long-Term Incentives

All Executives participate in two long-term incentive plans, each designed to align their long-term interests with those of TransAlta’s shareholders; the Medium Term Incentive (“MTI”) plan, introduced in 2004; and the PSOP, in place since 1997.

MTI Plan - The MTI is a cash plan that provides the potential for all senior management, including the Named Executive Officers, to earn a percentage of base pay for achieving critical, quantitative measures, directly linked to the Company’s long-term strategy. The initial awards under the MTI plan, for the performance period January, 2004 to December, 2006 were paid in early 2007. The plan sets minimum, target and maximum performance levels.  The Named Executive Officers can earn from zero incentive for performance below the minimum level and up to 200% of target incentive for performance that meets, or exceeds, the maximum level. The MTI performance cycle runs for three years at a time. MTI grants are made once every three years, or prorated from commencement of employment.

In 2007, for the period January 2007 to December 2009, an MTI opportunity of 25% of base pay was provided to all Named Executive Officers based on the achievement of Return on Capital Employed (“ROCE”) targets for the period January 2007 to December 2009. Any amount earned under this MTI award will be determined and paid to executives in early 2010.

PSOP - The PSOP provides the potential for senior management, including the Named Executive Officers, to be awarded common shares of TransAlta based on the total shareholder return achieved by the Company. For PSOP grants issued from 1997 to 2006, awards have been, and will be made based on TransAlta’s TSR relative to the TSR performance of the companies comprising the S&P/TSX Composite Index (the “TSX Index”) over a three year period. From 2007, awards will be made based on TransAlta’s TSR relative to the TSR performance of the approved Comparator Group over a three year period. The Board approved this change in light of the belief that the use of the Comparator Group would be more reflective of investor perspectives on the relative market performance of the Company’s common shares.

The PSOP provides a target number of shares based on a percentage of base pay for achieving TSR at the 50th percentile of the TSX Index or Comparator Group, up to a maximum of two times target for achieving TSR at the 75th percentile.  Performance below the 50th percentile results in a prorated, reduced share award.

The PSOP performance cycle runs for three years.  At the end of each three year cycle, the number of shares earned is computed based on actual TSR performance as described above, and increased by such number of shares that the Named Executive Officers would have been entitled to receive as reinvested dividends, as if the Named Executive Officers had received the original award of shares on the first day of the performance cycle.  Taxes are then deducted from the amount and fifty percent of the balance of the shares is issued to the Named Executive Officers.  The remaining 50% is placed in trust for a further year before being released.  At the beginning of 2008, the Named Executive Officers, excluding the CEO, received an award of two times target PSOPs for the grants made at the beginning of 2005, for the 2005 – 2007 performance cycles.  This was because the TSR of the Company was at the 75.3 percentile of the TSX Index for that period.

Grants are made under the PSOP each year.

In 2007, a PSOP opportunity of 70% of base pay was provided to all of the Named Executive Officers (excluding the CEO), based on the achievement of TransAlta TSR at the 50th percentile of the approved Comparator Group on December 31, 2009. In 2008, the same level of PSOP opportunity was provided to the Named Executive Officers (excluding the CEO) for the period of January 1, 2008 to December 31, 2010, based on the achievement of TransAlta TSR at the 50th percentile of the approved Comparator Group on December 31, 2010.

Performance and Retention Plan – In 2005, the Company adopted for certain eligible Executives, a one time Performance and Retention compensation opportunity. For details of the plan, see “Performance and Retention Plan” in this Proxy Circular.

CEO Compensation and Evaluation

The Strategy employed for the CEO is the same as for all other Named Executive Officers, with the following differences; 70% of the CEO’s total compensation is based on performance, and different levels of annual, medium and long-term incentive opportunities are provided to the CEO, reflecting normal marketplace differentials between the CEO and all other Named Executive Officers.

The HRC establishes and recommends performance goals for the CEO to the Board for approval each year. All elements of the CEO’s total compensation are reviewed by the HRC each year, and compensation recommendations are made to the Board for approval, based on a review of the CEO’s performance and competitive position within the Comparator Group. In reaching its determination, the Board also considers the overall performance of the Company, reviewing key measures such as return on capital employed, return on equity, earnings, cash flow, profitability, credit rating metrics and total shareholder return, with the goal of ensuring alignment of the CEO’s total compensation to overall Company performance.

1.                                      Base Pay

Effective August 1, 2007, the CEO’s base pay was set at $975,000 per year, and currently remains at this level.

2.                                      Annual Incentive

For 2007, an annual incentive opportunity of 80% of base pay was provided to the CEO, for achieving target performance as follows:

•                                          20% of base pay for achieving earnings per share from continuing operations of $1.15;

•                                          20% of base pay for achieving cash flow from continuing operations of $730 million;

•                                          20% of base pay for achieving the following key operating targets:

•                                          Plant availability of 87.2%;

•                                          Major maintenance spend of $202 million or less;

•                                          Major maintenance Gigawatt hours lost of 2,210; and

•                                          20% of base pay for achieving other strategic goals set by the Board.

Actual performance for 2007 was as follows:

•                                          earnings per share from continuing operations of $1.31;

•                                          cash flow from continuing operations of $778 million;

•                                          plant availability of 87.5%;

•                                          major maintenance spend of $177.3 million;

•                                          major maintenance Gigawatt hours lost of 2,073; and

•                                          performance against strategic goals of 120% of target.

The same amendments were made to the earnings per share and cash flow results in determining performance for incentive purposes for the CEO as described in the annual incentive compensation section for the Named Executive Officers earlier in this Proxy Circular. In addition, Plant availability performance of 87.5% for AIC purposes includes availability of the Company’s Mexican plants. Availability as reported of 87.2% excludes availability of these plants.

The resulting annual incentive award for 2007, which was recommended by the HRC in February, 2008 to the Board for approval, provided a payment of $1,218,402, or 130.8% of base pay to the CEO.

For 2008, an annual incentive opportunity of 80% of base pay has again been provided to the CEO.

3.                                      Long-Term Incentives

MTI Plan - In 2007, covering the period of January 1, 2007 to December 31, 2009, an MTI opportunity of 50% of base pay was provided to the CEO, based on the achievement of ROCE targets for the period January 2007 to December 2009.  Any amounts earned under this plan will be calculated and paid to the CEO in early 2010.

PSOP – As with the other Named Executive Officers, for grants made to the CEO up to and including 2006, awards will be made based on TransAlta’s TSR relative to the TSX. From 2007 onwards, awards will be made based on TSR relative to the Comparator Group, for the reasons described earlier in this Proxy Circular.

In 2007, a PSOP opportunity of 120% of base pay was provided to the CEO for the period from January 1, 2007 to December 31, 2009, based on the achievement of TransAlta TSR at the 50th percentile of the approved Comparator Group on December 31, 2009.

In 2008, the same level of PSOP opportunity was provided to the CEO for the period from January 1, 2008 to December 31, 2010, based on the achievement of TransAlta TSR at the 50th percentile of the Comparator Group on December 31, 2010.

At the beginning of 2008, the CEO received an award of two times target PSOPs for the grant made at the beginning of 2005 (for the 2005 – 2007 performance cycle), as TransAlta’s TSR was at the 75.3 percentile of the TSX Index for that period.

Performance and Retention Plan - In 2005, the Company adopted for certain eligible Executives, including the CEO, a one-time Performance and Retention compensation opportunity.  For details of the plan, see “Performance and Retention Plan” in this Proxy Circular.

CEO Five-Year Look-Back

The following table outlines the five-year history of compensation paid to the CEO, compared to the change in TransAlta’s market capitalization over the same period. In reaching its decisions on compensation for the CEO, the HRC takes into consideration this, and other measures related to shareholder value creation, as described earlier in this Proxy Circular.

Compensation Element	2003	2004	2005	2006	2007	Total
Base Pay ($)	697,500	750,000	833,333	891,667	931,250	4,103,750
AIC ($)	462,443	642,375	1,052,300	1,130,400	1,218,402	4,505,920
MTI ($)	0	375,000	425,000	752,073	465,625	2,017,698
PSOP ($) (1)	392,299	697,960	882,413	1,191,660	4,073,803	7,238,135
Performance and Retention Bonus (2)	0	0	0	1,500,000	741,000	2,241,000
All Other Compensation ($)(3)	94,940	106,569	47,760	48,720	49,620	347,609
Total ($)	1,647,182	2,571,904	3,240,806	5,514,520	7,479,700	20,454,112
5 Year Annual Average ($)						4,090,822
Year-End Market Capitalization ($000’s)	3,533.67	3,503.51	5,048.97	5,391.94	6,703.35
Overall Change to Market Capitalization (%)						89.70%

Notes:

(1)

While expressed as a cash value, PSOP awards result in the issue of shares, of which shares the value of four times base salary is to be retained until the CEO leaves the Company, as defined by the share ownership guidelines described earlier in this Proxy Circular.

(2)	Payments under the Performance and Retention Plan are as described later in this Proxy Circular.
(3)

Amounts in this column for 2003 and 2004 include Director’s compensation and Company contributions into the Defined Contribution Pension Plan up to the Income Tax Act  (Canada) pension limit. Director’s compensation payments ceased January 1, 2005.

Summary Compensation Table

The following table sets forth all annual compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2007, 2006 and 2005 in respect of the CEO, the Chief Financial Officer (the “CFO”), and the three other most highly compensated executive officers (the “Named Executive Officers”).

Annual Compensation						Long-Term Compensation
						Awards		Pay Outs
Name and Principal Position	Year	Salary ($)	Bonus ($)	Pension ($) (1)	Other Annual Compen- sation ($) (2)	Securities under Options/ /SARs ($) (3)	Re- stricted ($) (4)	LTIP ($) (5)	All Other Compen- sation ($) (6)	Total ($)
S.G. Snyder President and Chief Executive Officer	2007	931,250	1,218,402	18,000	31,620	-	741,000	4,073,803	465,625	7,479,700
	2006	891,667	1,130,400	17,100	31,620	-	0	1,191,660	2,252,073	5,514,520
	2005	833,333	1,052,300	16,200	31,560	-	0	882,413	425,000	3,240,806
	3 yr avg.	885,417	1,133,701	17,100	31,600	-	247,000	2,049,292	1,047,566	5,411,676
B. Burden Executive Vice-President and Chief Financial Officer	2007	435,417	353,776	18,000	26,620	-	185,250	1,205,936	108,854	2,333,853
	2006	425,000	363,375	17,100	26,557	-	0	0	519,364	1,351,396
	2005(7)	35,417	26,262	3,542	2,083	-	0	0	100,000	167,304
	3 yr avg.	298,611	247,804	12,881	18,420	-	61,750	401,979	242,739	1,284,184
K.S. Stickland Executive Vice-President, Legal, SD and EH&S(8)	2007	395,833	321,614	18,000	26,620	-	246,977	908,221	98,958	2,016,223
	2006	370,833	324,375	17,100	26,620	-	0	323,676	655,810	1,718,414
	2005	342,333	262,735	16,200	26,560	-	0	264,493	87,500	999,821
	3 yr avg.	369,666	302,908	17,100	26,600	-	82,326	498,797	280,756	1,578,153
R.P. Langhammer Executive Vice-President, Generation Operations	2007	331,250	275,352	18,000	26,620	-	185,250	878,072	82,813	1,797,357
	2006	300,000	237,673	17,100	26,512	-	0	116,230	524,272	1,221,787
	2005(9)	203,580	225,201	16,200	25,527	-	0	72,571	50,750	593,829
	3 yr avg.	278,277	246,075	17,100	26,220	-	61,750	355,624	219,278	1,204,324
M. Williams Executive Vice-President, HR, IT and Communications	2007	312,500	253,906	18,000	27,238	-	246,977	791,396	78,125	1,728,142
	2006	300,000	258,000	17,100	27,074	-	0	300,126	629,971	1,532,271
	2005	295,000	225,201	16,200	26,989	-	0	147,480	73,750	784,620
	3 yr avg.	302,500	245,702	17,100	27,100	-	82,326	413,001	260,615	1,348,344

Notes:

(1)	This column includes the contributions made on behalf of each of the Named Executive Officers to the Company’s Defined Contribution Pension Plan.
(2)

The amounts in this element of compensation were car allowances, flexible perquisite benefit amounts, and flexible health benefits. Mr. Snyder received $18,000 as a car allowance, $12,000 in lieu of professional and club memberships and other health services and $1,620 for flexible health benefits. Messrs. Burden, Stickland, Langhammer and Williams each received $15,000 as a car allowance and $10,000 in lieu of professional and club memberships and other health services, and an average of $1,775 for flexible health benefits.

(3)	The Company has not granted stock options to executives since 1997. The Company has not granted any stock appreciation rights (“SARs”).
(4)

On February 15, 2007, the Board awarded Messrs. Snyder, Burden, Stickland, Langhammer and Williams 60,000, 15,000, 20,000, 15,000 and 20,000 Restricted Share Units (“RSUs”), respectively, as part of the Performance and Retention Plan. The number of RSUs was calculated using the closing price of the common shares of the Company on February 14, 2007. Under the terms of the plan, the RSUs vest in equal portions on the three anniversary dates following award, with each recipient having the right to either receive a cash payment for vested RSUs based on the closing price of the common shares of the Company on the day preceding vesting, or to defer receiving a cash payment. In February 2008, Messrs. Snyder, Burden, Stickland, Langhammer and Williams received cash in lieu of 20,000, 5,000, 6,666, 5,000 and 6,666 RSUs, respectively, based on the terms of the Performance and Retention Plan. See “Performance and Retention Plan” for further information on the plan, determination of awards and a definition of RSUs.

(5)	“LTIP” refers to the PSOP. See “Components of Executive Compensation - Long-Term Incentives - PSOP” in this Proxy Circular.
(6)

The amounts in this column for 2005 include accrued compensation under the MTI Plan of $425,000 for Mr. Snyder, $87,500 for Mr. Stickland, $50,750 for Mr. Langhammer, $73,750 for Mr. Williams, and a $100,000 sign on bonus for Mr. Burden.  The amounts in this column for 2006 include payments of $752,073, $144,364, $155,810, $149,272 and $129,971 under the MTI Plan to Messrs. Snyder, Burden,  Stickland, Langhammer and Williams respectively, and payments of $1,500,000, $375,000, $500,000, $375,000 and $500,000 under the Performance and Retention Plan to Messrs. Snyder, Burden, Stickland, Langhammer and Williams respectively. The amounts in this column for 2007 include accrued compensation under the MTI Plan of $465,625, $108,854, $98,958, $82,813 and $78,125 for Messrs. Snyder, Burden, Stickland, Langhammer and Williams respectively, assuming performance at target.

(7)	Mr. Burden joined the Company effective December 8th, 2005.
(8)	Mr. Stickland’s full title is Executive Vice President, Legal, Sustainable Development and Environment, Health & Safety.
(9)

Mr. Langhammer was promoted to Executive Vice-President, Generation Operations on October 1, 2005. Prior to this, he was based in the U.S. as President of TransAlta Centralia LLC & Mining LLC.  The U.S portion of Mr. Langhammer’s earnings in 2005 has been converted to $ Canadian utilizing an exchange rate of $1.16.

Comparison of Total Compensation with Net Profit

The following table sets forth a comparison of the Total Compensation of the CEO and Named Executive officers with the net profits of the Corporation over the last 5 years, as well as the average for the last 5 years.

	2003	2004	2005	2006	2007	5 Year Average
Annual Net Profit	$234.2 m	$170.2 m	$198.8 m	$44.9 m(1)	$309.3 m	$191.5 m(3)
Total CEO Compensation	$1.65 m	$2.57 m	$3.24 m	$5.51m	$7.48 m	$4.09 m
Compensation as % of Profit	0.70%	1.51%	1.63%	12.27%(2)	2.42%	2.14%(4)
Total NEOs Compensation (excluding CEO)	$2.52 m	$3.30 m	$2.55 m	$5.82 m	$7.85 m	$4.41 m
Compensation as% of Net Profit	1.08%	1.94%	1.28%	12.96%(2)	2.54%	2.30%(4)

Notes:

(1)

Net earnings as reported for 2006 include the one-time charges related to the decision to stop mining at the Company’s Centralia operation, and the asset impairment charges related to its Centralia gas facility. Net earnings adjusted for those one time charges were $233.8 million.

(2)	CEO compensation as a percentage of the above adjusted net earnings was 2.36%. Named Executive officers’ compensation as a percentage of the above adjusted net earnings was 2.49%.
(3)	Five-year average net earnings adjusted for the above one time charges in 2006 were $229.3 million.
(4)

CEO 5 year average compensation as a percentage of the above adjusted net earnings was 1.78%. Named Executive Officers’ five-year average compensation as a percentage of the above adjusted net earnings was 1.92%.

Performance Share Ownership Plan

The following table sets forth information regarding PSOP units granted to the Named Executive Officers for the fiscal years beginning January 1, 2007, 2006 and 2005 in respect of the Named Executive Officers.  For a description of the PSOP see “Components of Executive Compensation - Long-Term Incentives – PSOP” and “CEO Compensation and Evaluation – Long-Term Incentives – PSOP” in this Proxy Circular.

Estimated Value of Performance Share Ownership Plan Grants

Estimated Future Payouts Under Non-Securities Price-Based Plans
Name	Securities, Units or Other Rights (#) (1)	Performance Period Until Maturation or Payout	25th Percentile(2)	50th Percentile(2)	75th Percentile or higher(2)
S.G. Snyder	0 – 87,900 0 – 87,000 0 – 108,100	1/1/07 to 31/12/09 1/1/06 to 31/12/08 1/1/05 to 31/12/07	$732,867 $725,363 $901,284	$1,465,733 $1,450,725 $1,802,568	$2,931,465 $2,901,450 $3,605,135
B. Burden	0 – 22,500 0 – 23,500 0 – 32,000	1/1/07 to 31/12/09 1/1/06 to 31/12/08 1/1/05 to 31/12/07	$187,760 $195,931 $266,800	$373,520 $391,863 $533,600	$747,040 $783,725 $1,067,200
K.S. Stickland	0 – 19,800 0 – 19,300 0 – 24,100	1/1/07 to 31/12/09 1/1/06 to 31/12/08 1/1/05 to 31/12/07	$165,083 $160,914 $200,934	$330,165 $321,828 $401,868	$660,330 $643,655 $803,735
R.P. Langhammer	0 – 15,800 0 – 16,600 0 – 23,300	1/1/07 to 31/12/09 1/1/06 to 31/12/08 1/1/05 to 31/12/07	$131,733 $138,403 $194,264	$263,465 $276,805 $388,528	$526,930 $553,610 $777,055
M. Williams	0 – 15,800 0 – 16,600 0 – 21,000	1/1/07 to 31/12/09 1/1/06 to 31/12/08 1/1/05 to 31/12/07	$131,733 $138,403 $175,088	$263,465 $276,805 $350,175	$526,930 $553,610 $700,350

Notes:

(1)

Indicates the range of PSOP units that the Named Executive Officer is eligible to be awarded. In the event the percentile TSR (as defined below) is at the 75th percentile or greater, the Named Executive Officer receives the maximum number of PSOP units, if at the 50th percentile, one half of the maximum number of PSOP units. Performance below the 50th percentile results in a prorated award. An exact percentage of units awarded are calculated based on exact TSR results. See “Components of Executive Compensation - Long-Term Incentives - PSOP” in this Proxy Circular and with respect to CEO see “Components of Executive Compensation - CEO Compensation and Evaluation - PSOP” for information regarding the operation of the PSOP.

(2)	Estimated value is based on the closing price of the common shares of the Company on the TSX on December 31, 2007 of $33.35, and does not include the value of dividends on these units.

The number of accumulated common shares that each Named Executive Officer has been awarded under the PSOP and which are held in trust to be released at a future date is shown in the following table:

Name	Period 9 (2005 Grant) Awarded Shares: December 31, 2007 (1)	Shares in Trust	Value of Shares $ (2)
S.G. Snyder	78,178	39,089	$1,303,618
B. Burden	23,143	11,571	$385,893
K.S. Stickland	17,430	8,715	$290,645
R.P. Langhammer	16,851	8,425	$280,984
M. Williams	15,188	7,594	$253,260

Notes:

(1)                        These numbers are net of dividends and taxes.

(2)                        The value of the accumulated shares held in trust is calculated based on the closing price of the common shares on the TSX on December 31, 2007 of $33.35.

Performance and Retention Plan

The Performance and Retention Plan (the “PRP”) is administered by the HRC.  The PRP was introduced in 2004 to provide an incentive to certain eligible Executives for successfully implementing TransAlta’s longer term business strategy, for improving the Company’s financial performance and, thereby, positioning the Company for future growth.  The PRP was also designed to ensure that the participants, who were key to the successful implementation of the strategy, were encouraged to remain in the employ of the Company.

The PRP was established as a cash plan to provide eligible Executives with the opportunity to earn a one-time bonus for achieving targets relating to earnings per share (net of the bonuses payable under the PRP) and cash flow from operations for the 2006 fiscal year (“Milestone 1”) and the 2008 fiscal year (“Milestone 2”).  At the time the PRP was adopted, 40% of the bonus conditionally vested at the end of fiscal 2006 if Milestone 1 had been met, to be paid after 2008 if Milestone 1 had been maintained or exceeded until that time.  The full amount of the bonus was to be paid after 2008 if both Milestone 1 and Milestone 2 were met.  The Board retained the discretion to modify the PRP as warranted by evolving circumstances.

In February 2007, in light of achievements during the three years 2004-2006, the Board approved the award of half of the PRP amount as of December 31, 2006. The award was paid 50% in cash, and 50% in Restricted Share Units (“RSUs”), converted at a price of $25.00 (being the closing price of a TransAlta common share on February 14, 2007), utilizing the plan design.

Under the PRP, payment of amounts earned is to be made 50% in cash and 50% in RSUs.  The number of RSUs to be awarded is determined by dividing the portion of the PRP payment to be converted into RSUs by the closing price of a TransAlta common share on the trading day preceding the award of the PRP payment.  The RSUs vest in equal portions over approximately three years and are eligible to receive the value of dividends declared on the common shares of the Company, converted into additional RSUs, on the basis of the closing price of a TransAlta common share on the day of the dividend declaration. The Executive may elect to defer payment of their RSUs prior to December 31st preceding each vesting date.  In any event, the Executive shall be deemed to have exercised all rights to RSUs on the third vesting date.  Upon exercise, the participant receives a cash payment equal to the number of RSUs multiplied by the closing price of the common shares of the Company on the trading day preceding the date of exercise, less any statutory withholdings.

The unearned 50% of the PRP remains in place for possible future awards, based upon Management’s and the Company’s performance to the end of 2008.

The following table sets forth information regarding the bonuses earned and those that may be earned by the Named Executive Officers under the PRP.

Performance and Retention Plan Grant and Award Detail as at February 15, 2008

	Grant Details			Award Details
Name	Securities, Units or Other Rights (#) (1)	Performance Period Until Maturation or Payout	Total Amount Paid in Cash(2)	Remaining Amount RSUs(3)	Total Awarded Value	Remaining Number of RSUs(4)	Amount of PRP Bonus Remaining(5)
S.G. Snyder	$0-$6,000,000	2005-2008	$2,241,000	$1,362,000	$3,603,000	40,000	$3,000,000
B. Burden	$0-$1,500,000	2005-2008	$560,250	$340,500	$900,750	10,000	$750,000
K.S. Stickland	$0-$2,000,000	2005-2008	$746,977	$454,023	$1,201,000	13,334	$1,000,000
R.P. Langhammer	$0-$1,500,000	2005-2008	$560,250	$340,500	$900,750	10,000	$750,000
M. Williams	$0-$2,000,000	2005-2008	$746,977	$454,023	41,201,000	13,334	$1,000,000

Notes:

(1)   Indicates the range of total cash bonus opportunity for eligible Named Executive Officers.

(2)   In 2006, Messrs. Snyder, Burden, Stickland, Williams and Langhammer received $1,500,000, $375,000, $500,000, $375,000 and $500,000 respectively for performance during the 2004 to 2006 period. In 2007, Messrs. Snyder, Burden, Stickland, Langhammer and Williams received cash payments of $741,000, $185,250, $246,977, $185,250 and $246,977 respectively based on the vesting of one third of their awarded RSUs, at $34.05 (being the closing price of the common shares on the TSX on February 14, 2008), plus dividends earned on awarded RSUs in 2007.

(3)   Amounts in this column represent the value of the remaining two-thirds of awarded RSUs based on the closing price of the common shares on the TSX on February 14, 2008 of $34.05.

(4)   Numbers in this column represent the remaining two-thirds of RSUs awarded in 2006.

(5)   The remaining PRP Bonus opportunity amount is available for future award based on performance through 2008.

Retirement Pension Plan

All Named Executive Officers participate in a defined contribution pension plan (the “Pension Plan”).

The Pension Plan is non-contributory and contributions made by the Company are based on the sum of an employee’s annual Base Pay (see “Salary” column of the “Summary Compensation Table” in this Proxy Circular) and annual incentive payment (see “Bonus” column of that table) which together constitute such employee’s pensionable earnings.  Vesting rights in the Pension Plan occur after two years of service.

The Pension Plan benefits are based on contributions of 10% of pensionable earnings.  In 2007, pensionable earnings were capped under the Pension Plan at $180,000, resulting in a maximum annual contribution of $18,000 (see the “Pension” column of the Summary Compensation Table).

To compensate Pension Plan participants who are affected by the Income Tax Act (Canada) limits and by the Company-imposed limits on defined contribution pension benefits, the Company has adopted a supplemental pension plan (the “Supplemental Pension Plan”). The Supplemental Pension Plan provides a defined pension benefit for each year of credited service equal to 2% of final average earnings in excess of the above limits.

The following table sets out a generic illustration of the annual pension calculated at December 31, 2007, and payable at the earliest unreduced retirement date from the Supplemental Pension Plan.

Remuneration (Final Average Earnings) ($)
	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000
15	103,020	133,020	163,020	193,020	223,020	253,020	283,020
20	137,360	177,360	217,360	257,360	297,360	337,360	377,360
25	171,700	221,700	271,700	321,700	371,700	421,700	471,700
30	206,040	266,040	326,040	386,040	446,040	506,040	566,040
35	240,380	310,380	380,380	450,380	520,380	590,380	660,380

Based on highest average earnings as at December 31, 2007, and assuming the Named Executive Officers remain employed by TransAlta until aged 60, and that the Supplemental Pension Plan remains in force in its present form, the Named Executive Officers will have the number of years of credited pensionable service and benefit payable as set out below:

Estimated Annual Supplemental Pension Benefit by Executive

	S. G. Snyder	B. Burden	K.S. Stickland(1)	R.P. Langhammer	M. Williams
Years of Credited Service to December 31, 2007	11.25	2.00	14.92	22.00	5.50
Accrued Pension at December 31, 2007 and Payable at age 60	$352,000	$25,000	$136,000	$106,000	$39,000
Years of Credited Service to age 60	12.58	9.50	21.00	26.00	17.67
Annual Benefit Payable at age 60	$394,000	$119,000	$191,000	$125,000	$127,000

Note:

(1)     On commencement of employment, Mr. Stickland was granted eight additional years of credited service for pension purposes.

Accrued Pension Obligation

As at December 31, 2007, TransAlta’s accrued obligation for the Supplemental Pension Plan was approximately $48.8 million.  The 2007 current service costs and interest costs of the Supplemental Pension Plan were approximately $1.5 million and $2.4 million respectively.

The accrued pension obligation for the Named Executive Officers was calculated as at December 31, 2007 as part of the 2007 accounting valuation. The accrued pension obligation for Messrs. Snyder, Burden and Stickland disclosed as at December 31, 2006 in last year’s Management Proxy Circular was calculated by extrapolating the value of the pension obligation at the end of 2005, using an estimate for the service cost and expected development in accordance with the actuarial assumptions, and reflecting the change in salary escalation assumption as at December 31, 2006. The accrued pension obligation disclosed as at December 31, 2006 for Messrs. Langhammer and Williams was calculated as part of the accounting valuation as at December 31, 2006.

Changes in Accrued Supplemental Pension Plan Liability

Name	Accrued obligation at December 31, 2006 ($)	Change in accrued obligation for 2007 ($)	Accrued obligation at December 31, 2007 ($)
	(A)	(B)	(C) = (A)+ (B)
S.G. Snyder	4,075,000	883,000	4,958,000
B. Burden	122,000	108,000	230,000
K.S. Stickland(1)	1,411,000	200,000	1,611,000
R.P. Langhammer	1,570,000	425,000	1,995,000
M. Williams	289,000	66,000	355,000

Note:

(1)   On commencement of employment, Mr. Stickland was granted 8 additional years of credited service for pension purposes.

Indebtedness of Directors, Officers and Employees

At December 31, 2007, there was no indebtedness owing to the Company or any of its subsidiaries from any of the Company’s directors, nominees for election as directors, senior officers, former directors or senior officers, or associates of such persons.  Employees (excluding all senior officers and directors), under the share purchase plan, owed $0.3 million dollars to the Company as of December 31, 2007 with respect to 18,325 shares purchased.

Change of Control Agreements

Change of Control agreements are in place with each Executive of the Company. In 2007, based on advice and assistance from its independent advisors, the Board approved the transition to a new form of Change of Control agreement following best governance practices and current market norms.

The new agreement incorporates a “double trigger”, whereby in the event of a Change of Control and upon termination of employment or constructive dismissal as defined in the agreement, the Executive shall have the right to receive the retirement allowance amounts provided for in the agreement. The retirement allowance amounts remain the same in both agreements. Additionally, the new agreement redefines a Change of Control event as the sale or acquisition of 50% of the value, assets or shares of the Company, or a 50% change in the composition of the Board, as opposed to the 20% level defined in previous Change of Control agreements.

All Executives hired in the future will be required to sign the new change of control agreement.  However, because contractual agreements were in place with all existing Executives, the Board agreed that these Executives would be given the opportunity to voluntarily transition to the new agreement, but that such transition would not be mandatory.

In February 2008, the CEO and four out of the six Executives with change of control agreements elected to adopt the new form of agreement. Two elected not to do so, and each remain subject to the terms of their previous agreement.

Both versions of change of control agreements state that the Company shall pay to the Executive retirement allowances of (a) an amount equal to three times base pay plus (b) an amount equal to two times the annual incentive bonus payable at target performance (three times for the CEO) plus (c) an amount equal to 16% of the base pay to compensate the Executive for the loss of employee benefits. If the Executive participates in the Defined Contribution Pension Plan, such Executive would receive an additional cash amount payable as a retiring allowance equal to two years of additional contributions, and receive an additional two years service credit under the Supplementary Pension Plan.

The Executive would also be entitled to receive, as soon as reasonably possible after the date of termination, the PSOP compensation that they would have received had they remained employed with the Company to the end of the determination period and received the maximum number of units possible.

The following table outlines illustrative payments to the Named Executive Officers had a change of control occurred on December 31, 2007. The cost of salary, bonus and benefits represents the value of those compensation elements for the duration of the severance period:

Name	Severance Period (# of months)	Base Salary ($)	Annual Incentive at Target ($)	Benefits ($)	Pension Plan Amounts ($)(1)	Accelerated PSOP Value ($)(2)	Other Payments ($)(3)	Total ($)
S.G. Snyder	36	2,925,000	2,340,000	468,000	351,000	9,463,520	1,965,625	17,513,145
B. Burden	36	1,350,000	450,000	216,000	135,000	2,604,976	483,854	5,239,830
K.S. Stickland	36	1,275,000	425,000	204,000	127,500	2,113,408	598,958	4,743,866
R.P. Langhammer	36	1,125,000	375,000	180,000	112,500	1,862,608	457,813	4,112,921
M. Williams	36	990,000	330,000	158,400	99,000	1,785,696	578,125	3,941,221
Total		7,665,000	3,920,000	1,226,400	825,000	17,830,208	4,084,375	35,550,983

Notes:

(1)	Amounts in this column have been determined on the basis of 10% of pay and annual incentive amounts, and are made up of cash in lieu of defined contribution amounts.
(2)

Amounts in this column have been calculated using the maximum shares to be awarded for 2007, 2006 and 2005 grants as detailed in this Proxy Circular, and on using the closing price of the common shares on the TSX on December 31, 2007 of $33.35.

(3)	Amounts in this column represent payments for RSUs awarded under the Performance and Retention Plan, and the MTI plan as detailed in this Proxy Circular.

Executive Severance Arrangements

Provided that the Company has entered into an agreement with each of the Named Executive Officers, in the event of involuntary termination for any reason other than for cause or a change of control, the following amounts will be payable; (a) an amount equal to two times base pay, plus (b) an amount equal to the annual incentive bonus payable at target performance, (pro rated to the last physical day of employment), plus (c) an amount equal to the MTI payable at target performance (pro rated to the last physical day of employment), plus (d) PSOP compensation at the target number of shares for each grant (pro rated to one-third if more than one but less than two years, and two-thirds more than two but less than three years have elapsed since grant at the date of termination). Additionally, any shares held in trust at the date of termination will be released immediately to the Executive.

The following table outlines illustrative payments to the Named Executive Officers upon termination, other than for cause or a change of control, on December 31, 2007. The cost of salary, bonus and benefits represents the value of those compensation elements for the duration of the severance period:

Name	Severance Period (# of months)	Base Salary ($)	Annual Incentive at Target ($)	Benefits ($)	Additional Supplemental Pension Value ($)	PSOPs and RSUs ($)(1)	Other ($)(2)	Total ($)
S.G. Snyder	24	1,950,000	780,000	0	0	2,788,734	487,500	6,006,234
B. Burden	24	900,000	225,000	0	0	709,933	112,500	1,947,433
K.S. Stickland	24	850,000	212,500	0	0	788,837	106,250	1,957,587
R.P. Langhammer	24	750,000	187,500	0	0	655,611	93,750	1,686,861
M. Williams	24	660,000	165,000	0	0	736,366	82,500	1,643,866
Total		5,110,000	1,570,000	0	0	5,679,481	882,500	13,241,981

Notes:

(1)

As defined in the PSOP the number of PSOPs included in this column have been calculated using the relative TSR percentile achieved for the period 2004 to 2006 of 47.73%, and based on 66.67% of target award for the period 2005 to 2007, 33.33% of target award for the period 2006 to 2008, and 0% of target award for the period 2007 to 2009. The PSOP amounts have been calculated using the closing price of the common shares of the Company on December 31, 2006 of $26.64.  The RSU amounts in this column have been based on the number of RSUs awarded under the PRP, using the closing price of the common shares of the Company on February 14, 2007 of $25.00.

(2)	Amounts in this column relate to payments under the MTI plan.

Employee Stock Option Plan

The Company’s employee stock option plan is an incentive program for employees below the level of senior manager, which provides for grants of 500 options to full-time employees and 250 options to part-time employees. The HRC approves the granting of stock options, and the aggregate number of options that may be issued pursuant to the stock option plan will not exceed the maximum number of shares of the Company allocated for employees.  The term of each option is 10 years, and the stock options vest on a schedule of 25% per year over a period of four years.

In 2005, the Company granted 500 stock options to each full-time employee and 250 options to each part-time employee, in each case below the level of senior manager. No options were granted for the 2006 and 2007 fiscal years.  No options were held by any of the Named Executive Officers in 2007.

In the case of termination of employment for any other reason except for cause, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for sixty days following such termination or until the normal expiry date of the options, if earlier.

In the case of retirement, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for one year following such retirement or until the normal expiry date of the options, if earlier.

At December 31, 2007, there were 1.2 million options to purchase common shares outstanding, of which 0.8 million were exercisable.

For full details of the valuation methodology used, and valuation as at December 31, 2007, please refer to TransAlta’s annual management’s discussion and analysis (“MD&A”) filed on www.sedar.com.

Equity Compensation Plan Information as at December 31, 2007

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders: PSOP and Stock Options	$1,180,260	$20.84	4,526,489

Employee Share Purchase Plan

The Employee Share Purchase Plan, implemented in April 2000 provides an interest-free loan for employees to purchase TransAlta shares.  The loan cannot exceed 30% of the employees’ annual base salary, and must be paid back over a three year period.  Executives and senior management cannot participate in the Employee Share Purchase Plan.

In the case of a termination of employment, the employee has 60 days to settle his/her account.

As at December 31, 2007, 0.6 million shares had been purchased by employees under this plan.

OTHER INFORMATION

Comparative Shareholder Return

This graph and table compare the return on the Company’s common shares for the period 2002 through 2007, assuming a $100 initial investment at December 31, 2002, with all dividends reinvested, to the cumulative returns for the same investment in respect of the TSX Index (formerly the TSE 300 Index).

	31-Dec-02	31-Dec-03	31-Dec-04	31-Dec-05	31-Dec-06	31-Dec-07
TransAlta	$100	$114	$118	$174	$190	$247
TSX/S&P Composite	$100	$127	$145	$180	$211	$232

Directors and Officers Insurance

The Company has purchased directors and officers liability insurance, which has an aggregate claim limit of US$100 million each policy year for all directors and officers of the Company and its subsidiaries.  In 2007, the annual cost of this coverage was approximately US$913,699 and was paid by the Company.  Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy.  The Company is reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

Reports of Committees of the Board

In 2007, the Board had the following three standing committees:  the Audit and Risk Committee (the “ARC”), the Human Resources Committee (the “HRC”) and the Governance and Environment Committee (the “GEC”).  The following report addresses, the principal functions of the committees of the Board during 2007.

1.             Report of the Audit and Risk Committee

The ARC comprises four independent directors: William D. Anderson (Chair), Timothy W. Faithfull, Michael M. Kanovsky and Gordon S. Lackenbauer.  Donna Soble Kaufmann is an ex-officio Member.

William D. Anderson (Chair)	Timothy W. Faithfull	Michael M. Kanovsky	Gordon S. Lackenbauer	Donna Soble Kaufman (ex officio member)

The ARC assists the Board in its oversight role with respect to the Company’s financial reporting processes, the quality of its financial reporting processes, the systems of internal accounting and financial controls, the risk identification assessments conducted by management and the programs established to address such risks, the internal audit function, the external auditors’ qualifications, independence, performance and reports.  The ARC also reviews the Company’s compliance with the Company’s Code of Conduct, financial Code of Ethics and the Company’s policy with respect to the hiring of employees of the external auditors.

In fulfilling its mandate in 2007, the ARC:

Financial Reporting:

•                                          reviewed with management and the external auditors prior to publication, the annual consolidated financial statements, notes thereto and related MD&A, the interim financial statements and related MD&A, the Annual Information Form and this Proxy Circular.  This review included a discussion with the external auditors about matters required to be disclosed under generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditors’ independence;

•                                          reviewed the implementation of new accounting policies; and

•                                          reviewed and discussed with management its systems of internal controls over financial reporting, including any significant deficiencies and the means of addressing those deficiencies.  The ARC received regular updates from management in order to ensure that management would be in a position to deliver its report with respect to management’s responsibility for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting and reviewed management’s report with respect to the effectiveness of these systems, the systems utilized and the auditors assessment of these systems.

The CEO and the CFO of the Company have certified the annual and interim consolidated financial statements and related MD&A included in the annual and interim filings, as required by Sarbanes-Oxley and Canadian securities regulators.

External Auditors

•                                          reviewed the performance and qualifications of the external auditors and recommended to the Board their reappointment for shareholders’ approval;

•                                          reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationships with the Company and its compensation, and determined the auditors were independent;

•                                          approved the fees payable to the external auditors;

•                                          reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;

•                                          reviewed and approved non-prohibited services to be provided by the external auditors; and

•                                          met privately with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and in separate executive sessions.

Internal Auditors

•                                          reviewed the mandate, independence, qualifications and resources of the internal audit department;

•                                          reviewed and approved the annual work plan and three year plan of the internal audit department;

•                                          reviewed the results of audits performed; and

•                                          met privately, at least quarterly, with the senior representative of Internal Audit.

Risk Management, Regulatory Compliance and Other

•                                          ensured that a risk management process is fully operational and received quarterly reports from management demonstrating compliance with risk management policies;

•                                          reviewed and approved the implementation of a formal Enterprise Risk Management framework;

•                                          reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management responses;

•                                          reviewed the Company’s policies with respect to financial and commodity exposure management, reviewed the quarterly results of financial and commodity exposure management activities, the strategic hedging program guidelines and risk tolerance and the Company’s insurance program;

•                                          reviewed the Company’s legal and regulatory compliance with the Executive Vice-President, Legal and other officers, which may have a material impact on the Company’s financial statements;

•                                          reviewed the financial performance of the Company’s pension plans;

•                                          reviewed with the Company’s Executive Vice-President, Legal and Internal Auditor all complaints raised under the Employee’s Help Line and complaint process to ensure full investigation of any matter raised and determined that no fraud had been committed; and

•                                          reviewed compliance with the Company’s Code of Conduct, as well as the Financial Code of Ethics applicable to senior financial management staff and the Company’s policy with respect to the hiring of employees of the external auditors.

The ARC met regularly with the External Auditors, the senior representative of Internal Audit, the CEO, CFO, the Vice-President and Comptroller, the Vice-President and Treasurer, the Executive Vice-President, Legal, and other members of management. The ARC also met with the External Auditors without any members of management present and with the senior representative of Internal Audit without other members of management present. The ARC met in camera, without management present, at the conclusion of each in person meeting.

The ARC has reviewed its mandate and performance and is satisfied that it met the terms of its Charter in 2007.  The Charter of the ARC is available on TransAlta’s website at www.transalta.com or at www.SEDAR.com as an Appendix to the Company’s Annual Information Form.

Signed,

William D. Anderson (Chair)
Timothy W. Faithfull
Michael M. Kanovsky
Gordon S. Lackenbauer
Donna Soble Kaufman (ex-officio member)

2.                                      Report of the Governance and Environment Committee

The GEC comprises five independent directors:  Gordon D. Giffin (Chair), C. Kent Jespersen, Michael M. Kanovsky, Gordon S. Lackenbauer and Dr. Martha C. Piper.  Donna Soble Kaufman is an ex-officio member.

Gordon D. Giffin (Chair)	C. Kent Jespersen	Michael M. Kanovsky	Gordon S. Lackenbauer	Martha C. Piper	Donna Soble Kaufman (ex officio member)

The GEC assists the Board in identifying and recommending individuals to the Board for nomination as members of the Board and to develop and recommend to the Board a set of corporate governance principles applicable to the Company and to monitor compliance with such principles.  The Committee also provides assistance to the Board in fulfilling its oversight responsibilities with respect to environmental, health and safety practices, procedures and policies as established by management in relation to legal/regulatory and industry standards or best practices.

In fulfilling its mandate in 2007, the GEC:

Corporate Governance

•                                          reviewed the size and composition of the Board and ensured that the current Board was of an adequate size and that its membership possessed the diversity of experience to provide for effective decision-making and staffing of the Board and its committees;

•                                          recommended the nominees to stand for election as directors at the annual general meeting;

•                                          ensured the appropriate structure and composition of each Board committee;

•                                          reviewed and recommended to the Board for approval the Corporate Governance Guidelines and the charter of each committee, which were approved by the Board;

•                                          through individual interviews and questionnaires, conducted an evaluation of the effectiveness of the Board, its committees, the Chair of the Board, and of the effectiveness and contribution of each individual director;

•                                          reviewed the compensation paid to directors to ensure that it was competitive with the Company’s Comparator Group and other companies of similar size in Canada and aligned with the interests of shareholders;

•                                          increased the director’s annual retainer from 2800 common shares or DSUs to 3200 common shares or DSUs effective January 1, 2008;

•                                          revised the directors’ shareholding requirements by requiring that each director who joins the Board acquire and hold the equivalent to three times their annual retainer within three years of their joining the Board.  In addition, directors will be required to acquire and hold the equivalent of their annual retainer within one year of their joining the Board;

•                                          satisfied itself that a comprehensive orientation and continuous education program was in place for all directors; and

•                                          reviewed and recommended to the Board amendments to the Corporate Governance Guidelines.

Environmental, Health and Safety (“EH&S”)

•                                          reviewed with management whether EH&S policies were being effectively implemented;

•                                          reviewed with management the health and safety practices implemented within the Company and the evaluation and training processes put in place to address any concerns;

•                                          reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives to address health and safety matters;

•                                          received regular reports from management regarding environmental compliance and trends and TransAlta’s responses;

•                                          received quarterly reports on climate change initiatives, new legislation and the impact such legislation would have on the Company’s operation in both Canada and the United States; and

•                                          assessed how the implementation of greenhouse gas policies or other legislative initiatives should be incorporated into the Company’s strategic plan.

The GEC met in camera, without management present, at the conclusion of each in person meeting.

The GEC has reviewed its mandate and performance and is satisfied that it met the terms of its Charter in 2007.  The Charter of the GEC is available on TransAlta’s website at www.transalta.com.

Signed,

Gordon D. Giffin (Chair)

C. Kent Jespersen

Michael M. Kanovsky

Gordon S. Lackenbauer

Martha C. Piper

Donna Soble Kaufman (ex-officio member)

3.                                      Report of the Human Resources Committee

The HRC comprises five independent directors:  Stanley J. Bright (Chair), Timothy W. Faithfull, C. Kent Jespersen, Martha C. Piper and Luis Vázquez Senties.  Donna Soble Kaufman is an ex-officio member.

Stanley J. Bright (Chair)	Timothy W. Faithfull	C. Kent Jespersen	Martha C. Piper	Luis Vásquez Senties	Donna Soble Kaufman (ex officio member)

The HRC reports to the Board and is empowered by the Board to review and approve the Company’s key compensation and human resource policies.  Specifically, the HRC is responsible for reviewing the Company’s key human resources strategies, its equity based and other compensation programs, based on recommendations from the CEO, and for recommending to the Board the compensation of the Company’s executives.  The HRC also reviews and approves the Company’s executive succession management and development plans.  All members of the HRC have significant business experience, and extensive experience in managing human resources issues.

Given the competitive employment environment that exists, particularly in the local Alberta market, the HRC undertook in 2007 a comprehensive review of executive compensation to ensure that both the design and application of programs provided total compensation levels which would retain and motivate the Company’s executives, and which ensured that they were fairly compensated in light of overall performance levels achieved.  In reaching its determinations, the HRC retained the services of independent specialists at Hewitt and Associates and engaged independent legal counsel at Bull Housser & Tupper LLP.  For a discussion of the specific decisions reached by the HRC, as well as the details of the services provided by the external specialists, the “Report on Executive Compensation” portion of this Proxy Circular. As set forth in the Charter of the HRC, decisions regarding the compensation of the CEO and the Executives, who report directly to the CEO, are made by the Board, based upon the recommendations of the HRC.  The compensation of other officers and senior management are made by the HRC, based on recommendations from the CEO.

In fulfilling its mandate in 2007, the HRC:

•                                          evaluated the CEO’s performance against 2006 Goals;

•                                          recommended to the Board approval of the CEO’s 2007 Goals;

•                                          reviewed Period 8 (Jan. 1, 2004 to Dec. 31, 2006) PSOP awards to employees below the senior officer level;

•                                          reviewed Period 11 (Jan. 1, 2007 to Dec. 31, 2009) PSOP grants;

•                                          recommended to the Board approval of the CEO’s 2007 variable pay (i.e. AIC, MTI and Performance and Retention Bonus);

•                                          recommended to the Board approval of senior officers’ 2007 variable pay (i.e. AIC, MTI and Performance and Retention Bonus);

•                                          reviewed the HRC portion of the 2007 Proxy Circular;

•                                          approved the 2007 to 2008 HRC work plan;

•                                          recommended to the Board approval of senior officer positions and job titles;

•                                          approved other officer and senior management positions and job titles;

•                                          recommended to the Board approval of the CEO role description;

•                                          approved the Comparator Group for use in all compensation matters, including PSOP, from 2007 onward;

•                                          approved the 2007 to 2009 MTI ROCE methodology and targets;

•                                          recommended to the Board approval of a base pay increase for the CEO;

•                                          recommended to the Board approval of CEO’s recommendations on base pay increases for Executive Vice Presidents;

•                                          reviewed all elements of executive compensation for continued alignment with Corporate goals;

•                                          approved a Restricted Share Unit plan;

•                                          approved a revised external Board membership policy;

•                                          approved the design of 2008 AIC plan;

•                                          approved 2008 Company salary planning guidelines;

•                                          approved 2008 AIC payouts below the executive officer level;

•                                          approved 2008 stock option grants to employees below the senior manager level;

•                                          approved the opportunity for one time bonus awards to two senior officers who are not participants in the Performance and Retention Bonus plan;

•                                          approved a new change of control agreement to be implemented prospectively;

•                                          approved revisions to Committee Charter;

•                                          approved officer appointments and terminations; and

•                                          approved succession and talent management plans.

The HRC met in camera, without management present, at the conclusion of each in person meeting.  The HRC reviewed and approved the portions of this Proxy Circular under “Report on Executive Compensation”, which disclosure also forms part of this Report.

The HRC also reviewed its mandate and performance and is satisfied with the appropriateness of its mandate and that it met the terms of its Charter in 2007.  The Charter of the HRC is available on TransAlta’s website at www.transalta.com.

Signed,

Stanley J. Bright (Chair)

Timothy W. Faithfull

C. Kent Jespersen

Martha C. Piper

Luis Vázquez Senties

Donna Soble Kaufman (ex-officio member)

CORPORATE GOVERNANCE

The corporate governance practices of the Company meet or exceed the standards set out in the Canadian Securities Administrators’ Multilateral Instrument 52-109, Canadian Securities Administrators’ Multilateral Instrument 52-110, the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101.  The Company’s corporate governance practices also comply with applicable requirements of Sarbanes-Oxley, including any U.S. Securities and Exchange Commission rules under Sarbanes-Oxley, as well as the foreign issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Standards”).

The Statement of Corporate Governance Practices attached as Appendix “A” to this Proxy Circular highlights various elements of the Company’s corporate governance program.

ADDITIONAL INFORMATION

Additional information regarding the business of the Company is contained in the Company’s Annual Information Form for the fiscal year ended December 31, 2007, and documents incorporated by reference therein, including the Company’s MD&A for the fiscal year ended December 31, 2007.  Additional financial information regarding the Company is provided in the Company’s comparative consolidated financial statements for the year ended December 31, 2007.  Copies of these documents, any interim financial statements for periods subsequent to December 31, 2007 and additional copies of this Proxy Circular are available at www.sedar.com and may also be obtained upon request from the Director, Investor Relations, TransAlta Corporation at 110 – 12th Avenue S.W., Box 1900, Station M, Calgary, Alberta, T2P 2M1; telephone 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; fax (403) 267-2590; e-mail investor_relations@transalta.com.

In addition, the Company’s Corporate Governance Guidelines, Code of Conduct, Director Code of Conduct, Financial Code of Ethics, Committee Charters and Chair position descriptions are available on the Company’s website at www.transalta.com.

Corporate information is also available on TransAlta Corporation’s website: www.transalta.com.

2009 ANNUAL MEETING OF SHAREHOLDERS - SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the Management Proxy Circular for the 2009 annual meeting of holders of common shares of TransAlta (expected to be held in late April or early May 2009) must be received by the Corporate Secretary on or before December 20, 2008.

DIRECTOR APPROVAL

The contents of the Proxy Circular and the sending thereof to each shareholder whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, has been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta	Maryse C. St.-Laurent
March 20, 2008	Corporate Secretary

APPENDIX “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TransAlta is committed to transparency and to responsible corporate governance practices.  The Board is responsible for the stewardship of TransAlta, establishing the key policies and standards for the Company, including policies for the assessment and management of its risks.  To meet its corporate governance responsibilities, the Board has adopted Corporate Governance Guidelines which provide a framework for how the business and affairs of the Company will be carried out.  The Board believes that these practices benefit all stakeholders and form the building blocks for long-term success.  The Board reviews these guidelines annually to ensure that they reflect the most current and appropriate governance standards for the Company.

The Board has delegated to the CEO and senior management the responsibility for the day to day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and the Company’s by-laws, be approved by the Board, the Board has specified limits to management’s authority and retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

The Board has ultimate oversight for adoption of the Company’s strategic planning process, the resultant plan, monitoring performance in executing the strategies and meeting the objectives of the plan.  The Board meets on an annual basis for a comprehensive strategic planning session at which time it reviews and approves the strategic plans of the Company.  The directors receive updates on the strategic plan at regular Board meetings and from regular CEO communications.

The Board has adopted a Disclosure Policy addressing the timely dissemination of all material information which it reviews annually.  TransAlta communicates with its shareholders and other stakeholders through a variety of means, including its annual report, quarterly reports, annual information form, news releases, special mailings, its website, through briefing sessions and group meetings.  TransAlta’s website, www.transalta.com, contains transcripts of conference calls held with investors each quarter, as well as annual and quarterly reports, news releases, dividend information and other information considered helpful to investors.

In 2007, the Board had the following three standing committees:  the Human Resources Committee, the Audit & Risk Committee and the Governance and Environment Committee.  In December 2007, the Board appointed a Special Committee of independent directors to oversee the Company’s consideration of shareholder proposals received from one of its shareholders and to address other related matters.

CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1

Guidelines	Compliance by the Company	Description of Approach
1. Board of Directors

The GEC and the Board participate in the determination of director independence annually.  The determination is made in accordance with the definition of “independence” as provided in the Canadian Governance Guidelines and the Canadian Audit Committee Rules and applicable securities law.  The independence criteria also conform to the applicable rules of the Securities and Exchange Commission in the United States, the New York Stock Exchange and those set out in Sarbanes-Oxley.

(a) Disclose the identity of directors who are independent.	YES

The GEC also reviews, at least annually, the existence of any relationship between each director and the Company to ensure that the majority of directors are independent.  The determination is based on information concerning the personal, business and other relationships and dealings between the directors and the Company, its affiliates, the external auditors and each individual director’s employment status with companies with whom the Company does business.  This information is collected through biographical material, reports and questionnaires furnished or completed by the directors.  For further information with respect to each director, see “Business of the Meeting – Election of Directors – Director Nominee Information” in this Proxy Circular.  No director, who the Board has determined to be independent, receives remuneration from TransAlta in excess of directors’ retainer and meeting fees and none of the directors (with the exception of Mr. Stephen G. Snyder, the President and Chief Executive Officer of the Company), have a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgement.

The Board has affirmatively determined that all directors of the Board, (excluding only Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company) are independent of management.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	YES	Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company, is not independent as he is a full-time employee of the Company.
(c) Disclose whether or not a majority of directors are independent.	YES	The Board has affirmatively determined that a majority of the directors of the Board, or 91% of the directors of the Board, are independent.
(d) Disclose the names of directors who are directors of any other reporting issuer and the name of the reporting issuer.	YES

This information is contained under the heading “Business of the Meeting – Election of Directors – Director Nominee Information”, under each director’s personal biography and includes the committees on which they serve.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors	YES

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  In 2007, the Board held 17 in camera sessions of independent directors at the end of each scheduled and special

Guidelines	Compliance by the Company	Description of Approach

and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

meeting of the Board.  Each of the standing committees of the Board held regularly scheduled in camera sessions at the end of each in person meeting.  In 2007, the ARC held four in camera meetings, the HRC and the GEC each held  five such meetings.

(f)    Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

YES

The Chair of the Board, Mrs. Donna Soble Kaufman, has never been an executive officer of the Company and the Board has affirmatively determined that she is independent.  In addition, the Board has adopted guidelines which provide that the Chair of the Board be appointed for a three-year term.  The GEC conducts a review of the Chair’s performance annually and, prior to the expiry of her first term, based upon this review, makes a recommendation to the Board with respect to the renewal of the Chair’s term.  The Board’s view is that the Chair should normally serve no more than two three-year terms, subject to special circumstances.

The Board has adopted a position description for the Chair setting out her responsibilities and duties.  The Chair’s role and responsibilities are, together with the CEO, to be responsible for the preparation of the agenda for all Board and shareholder meetings, chair all Board and shareholder meetings, ensure that the Board reviews and approves the Company’s corporate strategy as developed by management, ensure that the Board receives regular updates on all issues of importance to the Company, work closely with each committee chair to ensure that each of the committees’ functions are carried out, communicate with the CEO to provide feedback and coaching as required and work collectively and individually with members of the Board to ensure optimum performance of the Board.  A copy of the Chair’s position description can be found on the Company’s website at www.transalta.com.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	YES	This information is contained under the heading “Business of the Meeting - Election of Directors – Director Nominee Information”, under each director’s personal biography.
2. Board Mandate
(a) Disclose the text of the board’s written mandate.	YES

The Board has plenary power.  Any responsibility not delegated to senior management or a committee of the Board remains with the Board.  The Board has adopted its own guidelines that were prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.  The Board’s Corporate Governance Guidelines can be found in Appendix “B” to this Proxy Circular and are available on the Company’s website at www.transalta.com.

Guidelines	Compliance by the Company	Description of Approach
3. Position Description
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	YES	Position descriptions for the Chair of the Board and for committee chairs are located on the Company’s website at www.transalta.com.

The Board considers its Corporate Governance Guidelines, the committee charters, the position description for the Chair of the Board and the position description for committee chairs to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committees, each Committee Chair and each director.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	YES	A written position description has been developed for the CEO which is reviewed annually by the HRC and approved by the Board. It is located on the Company’s website at www.transalta.com.
4. Orientation and Continuing Education

(a)   Briefly describe what measures the board takes to orient new directors regarding

(i)    the role of the board, its committees and its directors, and

(ii)   the nature and operation of the issuer’s business.

YES

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required.  They are also invited to meet individually with directors in order to familiarize themselves with the demands of the role and the expectations of both the Board and the management of the Company.  New directors are also provided with an orientation and education program that includes a director’s manual, which contains written information about the duties and obligations of TransAlta’s directors, the Board, each committee, the business and operations of TransAlta, and documents from recent Board and committee meetings.  New directors are invited to meet and hold discussions with senior management with respect to operations, generation technology, business development, legal and environmental matters.   Arrangements are also made for specific briefing sessions from appropriate senior personnel to help new directors better understand TransAlta’s strategies and operations.

New directors are also invited to participate in all committee meetings in order to obtain a better understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	YES

Directors are encouraged to enrol in professional development courses.  Directors are also encouraged to maintain membership in professional associations that provide continuing education to directors.  All fees associated with such memberships or development courses are reimbursed by the Company.

Several of the Company’s directors are members of the Institute of Corporate Directors and the Chair of the Board is a Fellow of the Institute of Corporate Directors, an institute that promotes the continuing education of directors.  During the last year, one of the Company’s directors attended a session on financial fundamentals.  This same director is also currently enrolled in, and attending, a

Guidelines	Compliance by the Company	Description of Approach

four day educational program in corporate governance essentials at the Wharton School of the University of Pennsylvania and is registered to attend a course on financial literacy provided by the Institute of Corporate Directors.  In addition, the Chair of the Audit and Risk Committee has enrolled in the Director’s College at the Stanford Law School.  The Chair of the Board has also enrolled in the Harvard School of Business leadership workshop to be held this year.

Directors are also given detailed presentations on particular business issues and strategies and management regularly engages external speakers to provide tutorials and updates on developments in the industry, market place and on political and economic developments in the geographic areas in which the Company does business.  In conjunction with Board meetings, directors also take part in site tours of the Company’s assets.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context for exercising their duties.

Directors also receive weekly business updates from the CEO and have electronic access to all CEO communications to employees.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	YES

The Board has adopted a written code of conduct applicable to all employees and officers of the Company and its subsidiaries.  In addition, the Board has adopted a code of conduct for the directors of the Company.  A separate financial code of conduct has also been adopted by the Board and applies to all financial management employees.

(i) disclose how a person or company may obtain a copy of the code;

Copies of the Company’s codes of conduct for directors, employees and officers and financial officers are available on the Company’s website at www.transalta.com and are filed on SEDAR at www.sedar.com.

(ii) describe how the board monitors compliance with its code; and

Employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and are asked to sign-off annually on their review and understanding of the codes of conduct and to acknowledge that they have complied with all standards set out in the codes.

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The ARC receives an annual report on the sign-off of the codes and also receives regular updates on any possible violations, whistle-blowing or any complaint brought to the attention of the Company or Chair of the ARC.  Any waivers of the codes for senior officers, if any, must be brought to the attention of the Board.  The Company has also made provisions in its code of conduct for the anonymous and confidential reporting to the ARC of any concerns or complaints regarding questionable accounting or auditing matters of the Company without fear of retaliation by the Company.

Guidelines	Compliance by the Company	Description of Approach

(b)   Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

YES

The Board has not granted any waivers of the codes of conduct.

The Board requires that each director or executive officer comply with the disclosure requirements of the Canada Business Corporations Act regarding conflicts of interest.  If a conflict is declared, the declaring director or executive officer is not permitted to be present for that portion of the meeting of the Board where the matter is discussed and is not permitted to vote on the matter.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	YES

The Board encourages and promotes a culture of ethical business conduct by requiring that all possible conflicts are disclosed and reviewed by the Board.  The directors have prescribed in the codes of conduct that should conflicts arise, or be perceived to arise, immediate full disclosure must be made and the disclosing director or executive officer shall not be permitted to participate in any decision or action in which there is a real or apparent conflict.  Each director turns their mind to this question at each meeting of the Board as it forms part of the Board’s regular agenda for review.

6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.	YES

Each year the GEC reviews the composition of the board in order to ensure it has the best mix of skills and experience to guide the long-term strategy and on going business operation of the company.  This review examines diversity of background, skill and experience of each director currently on the Board and takes into account upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of the Company’s business.  This information is compiled through the use of a competency matrix that outlines each director’s areas of expertise and experience.  The GEC maintains a list of potential nominees which is also reviewed annually to ensure that the candidates remain a good fit for the Board.  Nominees must also have the ability to devote the time required and a willingness to serve.

The GEC considers annually the Board size and has determined that between 10 to 12 directors is an appropriate size to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.  At the recommendation of the GEC, the Board has currently fixed the number of directors on the Board at 11.

The GEC recommends to the Board all nominees for appointment and election to the Board.  The Board has adopted a “majority voting” policy with respect to the election of its directors which provides for the votes cast or withheld to be cast for each director individually.  This Policy also provides that in an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.  The Company files with securities regulators the results of votes cast for each individual director as a percentage of total votes cast.

Guidelines	Compliance by the Company	Description of Approach
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	YES

The GEC comprises five independent directors, Ambassador Giffin (Chair), Mr. Jespersen, Mr. Kanovsky, Mr. Lackenbauer and Dr. Piper.  Mrs. Kaufman, the Chair of the Board, attends all meetings as an ex-officio member.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	YES

Information on the GEC is contained under the heading “Reports of Committees of the Board - Report of the Governance and Environment Committee” in this Proxy Circular and additional information including its Charter is available on the Company’s website at www.transalta.com.

7. Compensation
(a) Describe the processes by which the board determines the compensation for the issuer’s directors and officers.	YES

The GEC reviews annually the compensation for the Company’s directors and the HRC reviews at least annually the compensation for the Company’s officers.  Any changes in compensation are recommended to the Board for approval.

In determining the compensation of directors, the GEC takes into consideration the size and complexity of the Company’s business and reviews comparable data compiled by independent compensation firms for companies of similar size and comparative data collected from reviews of proxy circulars of companies in the Comparator Group.  Executive compensation is targeted at the 50th percentile of the comparables reviewed.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	YES

The HRC comprises five independent directors, Mr. Bright (Chair), Mr. Faithfull, Mr. Jespersen, Dr. Piper and Mr. Vázquez.  Mrs. Kaufman, the Chair of the Board, attends all meetings as an ex-officio member.

(c) Describe the responsibilities, powers and operation of the compensation committee.	YES

Information on the HRC is contained under the heading “Report of Committees of the Board – Report of the Human Resources Committee” in this Proxy Circular and additional information including its Charter is available on the Company’s website at www.transalta.com.

(d)   If a compensation consultant or advisor has, at any time since the beginning of the company’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform other work for the company, state that fact and briefly describe the nature of the work.

YES

In 2007, given the operational challenges management had to deal with and the competitive employment environment that exists, particularly in the local Alberta market, the HRC carried out a major review of all aspects of executive compensation to ensure that the design and application of programs provided total compensation levels which retained and motivated the Company’s executives and which ensured that they were fairly compensated, in light of overall performance levels achieved relative to the Comparator Group.

In connection with its review, the HRC made use of the work done by Towers Perrin, the Company’s compensation consultant. The mandate of Towers Perrin was to collect and analyse market data for all executives from the approved Comparator Group and to provide input on the overall competitiveness of total compensation.  Total fees paid to Towers Perrin for these services in 2007 were $120,384.

Guidelines	Compliance by the Company	Description of Approach

The HRC retained the services of Hewitt Associates to provide independent advice to the committee on the overall competitiveness of total compensation relative to the approved Comparator Group, and to recommend changes to the Comparator Group.  In addition, the HRC received assistance from Hewitt Associates on the transition to a new form of change of control agreement.  The legal firm of Bull, Housser and Tupper LLP also assisted the HRC in the review and drafting this new form change of control agreement for the Company’s executives.  Total fees paid to Hewitt Associates for these services in 2007 were $123,834 and to Bull, Housser and Tupper LLP were $22,751.

Hewitt Associates is also retained by the Company to provide relative Total Shareholder Return calculations for determining awards under the Company’s Performance and Share Ownership Plan, and acts as the Company’s actuaries and as one of the consultants for its Retirement Pension Plans.  Total fees paid to Hewitt Associates for these services in 2007 were $79,166.

The HRC has reviewed and is satisfied that Hewitt Associates is able to provide independent advice to the Committee, as the provision of these services are from two, independently operating divisions within Hewitt Associates.

In addition, the HRC retained the services of Oliver Wyman (formerly Mercer Delta) to assist management with the continued operation of its talent and succession management process for executives.  Total fees paid to Oliver Wyman in 2007 for these services were $107,414.

8. Other Board Committees
If the board has other standing committees, other than audit, compensation and nominating committees, identify the committees and describe their function.	YES

The Company has no other standing committees. In December 2007, the Board appointed a Special Committee of independent directors to oversee the Company’s considerations of shareholder proposals received from one of its shareholders and to address other related matters.

9. Assessment

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.

YES

Annually, each director completes a questionnaire evaluating the performance of the Board generally.  In addition, the Chair of the Board conducts a one-on-one interview with each director in order to obtain information regarding the effectiveness and performance of the Board, Board committees, Board-committee relationships, committee mandates, management, the Board-management relationship, individual director performance and contributions, peer contributions and performance evaluation, strategy and other related matters.  The Chair discusses the results of these conversations with the Chair of the GEC.  The Chair then summarizes the results and leads an in-camera discussion with the Board, reporting on the results generally, identifying areas for improvement and objectives for the upcoming year.  The Chair also provides one-on-one feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.

Guidelines	Compliance by the Company	Description of Approach

Each member of each committee also completes an evaluation questionnaire for each committee on which he/she sits, which is then reviewed by the GEC, the applicable committee and reported to the Board.  Suggestions for improvements or change emanate from these reviews and discussions.

In each year of the Chair’s term, the Chair of the GEC conducts a one-on-one interview with each member of the Board to evaluate the Chair’s performance, measured against the Chair’s position description.  The director questionnaire also elicits comments on the performance of the Chair.  The Chair of the GEC summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in-camera discussion with the Board.  The results of this review form the basis for improvement and objectives for the Chair for the upcoming year.

New York Stock Exchange – Significant Differences in Corporate Governance Practices

Compliance with NYSE Standards

TransAlta’s corporate governance practices differ from those of the NYSE in only one respect:

Under the rules of the NYSE, the Company must assess the simultaneous service of its audit committee members who sit on the audit committees of more than three public companies.  TransAlta has not adopted a policy with respect to this simultaneous service but instead reviews each situation on its own merits.  One of the Company’s audit committee members currently sits on the audit committee of four public companies.  The Board has considered this matter and has determined that Mr. Kanovsky’s professional responsibilities beyond TransAlta are not so substantial as to preclude the attention and focus necessary to fulfill his duties and responsibilities to the Audit and Risk Committee of the Company and to the Board overall.  The Board has affirmatively determined that the simultaneous audit committee service of Mr. Kanovsky on the audit committees of more than three public companies does not impair his ability to effectively serve on the Audit and Risk Committee of the Company.

APPENDIX “B”
TRANSALTA CORPORATION
CORPORATE GOVERNANCE GUIDELINES

A.                                    Introduction

On behalf of TransAlta Corporation’s shareholders, the Board is responsible for the stewardship of TransAlta Corporation (the “Company”), by establishing the key policies and standards for the Company, including policies for the assessment and management of its risks and for reviewing and approving its strategic plans.  The Board monitors and assesses performance and progress in meeting the Company’s long and short-term goals.

The Board has adopted the following guidelines to meet its corporate governance responsibilities.

B.                                    Board Organization and Membership

1)                                     Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and chief executive officer (“CEO”); the Chair of the Board is independent from management and the Company.

2)                                     Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, committees and the CEO.

3)                                     Size of the Board

It is the view of the Board that 10 to 12 directors is sufficient to provide a diversity of expertise and opinions, permits effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance and Environment Committee (the “Committee”) reviews the size of the Board annually and recommends changes in size to the Board when appropriate.

4)                                     Independence of Directors

The Board annually affirmatively determines the independence status of each director, based on the recommendation of the Committee. An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.

As a matter of policy the Board is comprised with a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are made by the independent directors.

Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships are held with the Company. The Committee reviews these declarations annually to ensure the majority of directors are independent.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists; taking into consideration the former executive’s duties and relationships for and with the Company.

5)                                     Majority Voting for Directors and Form of Proxy

As a matter of policy, the Board of Directors believes that each of its members should carry the confidence and support of its shareholders.  To this end, it has adopted this policy.

In an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to tender promptly his or her resignation for consideration by the balance of the Board.  In the absence of extenuating circumstances it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company.  Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision.

The form of proxy for the vote at a shareholders’ meeting where directors are to be elected will enable a shareholder to vote in favour of, or to withhold from voting for each nominee separately.

6)                                     Changes in a Director’s Principal Occupation

A director who makes a major change in principal occupation must offer to resign from the Board in order to give the Board the opportunity to review, through the Committee, the impact of the change on the composition of the Board.

7)                                     Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skill and experience of each director currently on the Board and takes into account upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of the Company’s business.  The information is compiled through the use of a skills, education, and experience matrix.

If a vacancy or specialized need arises, the Committee, together with the Chair and the CEO, identifies potential nominees, screens their qualifications and makes recommendations for nomination to the full Board.  The Board is responsible for nominating candidates for election to the Board by the shareholders and to appoint directors as the number of positions warrants on an interim basis between each annual meeting.

8)                                     New Director Orientation

New directors are provided with an orientation and education program that includes both written information about the duties and obligations of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, and meetings scheduled with senior management and other directors. A comprehensive director’s manual is also provided to each new director. The details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

9)                                     Ongoing Director Education

Each director assumes responsibility for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing them with regular updates on developments in the industry, political and economic developments in various geographical areas in which the Company is active, communications from the CEO to employees and such other information management considers of interest to the Board.

Furthermore, in addition to scheduled Board meetings, management regularly engages external speakers to make presentations to the Board and management on matters affecting the Company, the industry or the market place. In conjunction with Board meetings, directors take part in tours of the Company’s assets or its suppliers and participate in management presentations relating to different aspects of the Company’s business.  These informal presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context for exercising their duties.

10)                              Retirement Age and Director Succession Planning

The current retirement age is 70. The Committee annually reviews both the appropriateness of the retirement age and the anticipated retirement dates for individual directors. This is to ensure that its review of the size and composition of the Board and its recruitment of new directors anticipates and addresses the succession planning issues associated with both the loss of the skills and experience provided by retiring directors and the need for continuity on the Board.

11)                              Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes changes in compensation are warranted. The Board has determined that ownership of the Company’s shares by directors is desirable as one way of aligning the interests of directors with those of the shareholders.  The director’s annual retainer fee is paid in shares or deferred share units of the Company.  The Company has established a minimum share or deferred share unit holding requirement, which, requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of their appointment to the Board.  In addition, newly appointed directors will be required to acquire and hold the equivalent of one time their annual retainer fee within one year of their appointment to the Board.

C.                                    Board Meetings and Materials

1)                                     Agendas and Materials

The Chair and the CEO establish the agenda for each Board meeting.  In advance of each meeting management distributes to the Board written information and data necessary for the Board’s understanding of business to be discussed.   Any Board member may suggest the inclusion of items on the agenda in advance of the meeting.

2)                                     Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled in person Board meeting.  The Chair discusses with the CEO any matters raised in these meetings that are relevant for the CEO or management.

D.                                    Committee Organization and Meetings

1)                                     Board Committees

Each committee operates according to approved charters. The committees are: Audit and Risk; Human Resources; and Governance and Environment. The Board may form a new committee or disband a current committee if in its view it is appropriate to do so, provided that the Board will always have an audit committee.

2)                                     Assignment of Committee Members

The Board, based on a recommendation by the Committee, considers the rotation of committee members and committee chairs. The Committee’s recommendation is derived from consultations with the Chair, and individual directors, with the objective of recognizing and balancing the need for renewal of ideas and continuity and of utilizing particular expertise. The Chair is an ex-officio member of all committees of the Board.

3)                                     Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee’s Charter) of the meetings of the committees.  Each committee reports to the full Board with respect to the proceedings of each meeting.  Any directors may attend committee meetings as non-voting, non-quorum members.  The independent directors meet without management present as a standing agenda item at each regularly scheduled committee meeting.

4)                                     Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and staff, develops the committee’s agendas.

Each committee ensures that all matters to be addressed as provided in their Charter forms part of their schedule of agendas for the year.

E.             Board and Management Responsibilities

1)                                     Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are facilitated through presentations by guest speakers and other informal gatherings. In addition, the Board encourages senior management to bring employees who have potential as future management, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)                                     Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plans.  It is the role of the Board to review, question, contribute to, and approve the strategic plans of the Company.  The Board allocates dedicated time annually to review, discuss and approve the Company’s strategic plans and receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

3)                                     Limits to Management Authority

The Board has established general authority guidelines that identify areas of responsibility that require the involvement of the Board, including material organizational changes, policy development, budgets, material financial plans and commitments, corporate and certain personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

4)                                     Evaluation of the Chief Executive Officer

The Human Resources Committee conducts an annual review of the performance of the CEO as measured against objectives mutually established by the Human Resources Committee, the CEO and approved by the Board.  The Chair and the Chair of the Human Resources Committee communicate this performance evaluation to the CEO and to the independent directors of the Board.  The Human Resources Committee uses the evaluation in its deliberations concerning the CEO’s annual compensation to make recommendations to the Board for approval.

5)                                     Succession Planning and Management Development

The CEO presents annually a detailed report on management development and the succession planning process to the Human Resources Committee. The CEO also recommends, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The Human Resources Committee reviews and reports to the full Board on these succession plans.

6)                                     Principal Risks

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

The Board has delegated to the Audit and Risk Committee of the Board the oversight of management’s assessment of the company’s principal risks which are reviewed quarterly by the Audit and Risk Committee and reported to the Board.  The Board undertakes a comprehensive review of management’s assessment annually.

Management also advises the Board about risks and the risk-reward analysis undertaken in connection with all projects brought to the full Board for approval.

7)                                     Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.

The Company has adopted a Code of Conduct that sets out the key principles and policies governing the organization.  The Board, through the Audit and Risk Committee, reviews the key financial policies of the Company, approves the Code of Conduct and is informed of any exceptions arising from an annual sign-off on compliance with the Code of Conduct by management, employees and the Boards of both the Company and its subsidiaries.  In addition, management and both the internal and external auditors provide regular reports on internal control matters to the Audit and Risk Committee, which then reports to the full Board.

8)                                     Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the Audit and Risk Committee and reported to the Board, and which requires, among other things, that directors and officers consult with the Corporate Secretary before trading in securities and to provide confirmation immediately following any trade.

In addition, the Company has adopted a disclosure policy which requires that all material information be disclosed and which prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  The policy also requires that the Chair of the Audit and Risk Committee review and approve the release of financial information derived from the Company’s financial statements .This policy is reviewed annually by the Audit and Risk Committee and reported to the Board.

9)                                     Board Communications Policy

The Board, or the appropriate Committee thereof, reviews the content of the Company’s major communications to shareholders and the investing public, including the quarterly and annual reports, and approves the proxy circular, the annual information form and any prospectuses which may be issued.

The Board believes that it is usually the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.  Where it is appropriate for the Board to communicate directly with shareholders, the Chair or the Chair’s delegate will be the designated spokesperson for the Board.

10)                              Outside Advisors for Individual Directors

If individual directors require the services of a professional advisor to assist them with matters involving their responsibilities as Board members they may engage such an advisor at the expense of the Company provided that they have first obtained the authorization of the Chair.

F.             Evaluation of the Board and the Board-Management Relationship

1)                                     Assessing the Chair’s Performance

The Chair is appointed for a three-year term, contingent upon being elected annually by the shareholders. In each year of the term, the Committee conducts a review of the Chair’s performance measured against the Chair’s position description.  Prior to the expiry of the Chair’s first term, based upon its reviews, the Committee makes a recommendation to the Board with respect to the renewal of the Chair’s term.  The Board’s view is that a Chair should normally serve no more than two three-year terms, subject to special circumstances arising.

2)                                     Annual Discussions between the Chair and individual Directors

The Chair meets annually with each director individually to discuss their views about the effectiveness of the Board, Board committees, management, the Board-management relationship, individual director performance, contributions of individual directors, strategy and related matters. The Chair discusses the results of these conversations with the Chair of the Committee.  The Chair then summarizes the results and leads an in-camera discussion with the Board, identifying areas for improvement and objectives for the upcoming year.

3)                                     Assessing the Board and Committee Performance

The Committee is responsible for annually evaluating the performance of the Board and each committee and for reporting back to the Board. The assessment examines the effectiveness of the Board and each committee as a whole and specifically reviews areas that the Board, committee members and/or management believe could be improved to ensure the continued effectiveness of the Board and its committees in the execution of their responsibilities.

The Committee bases its assessment, in part, on the Chair’s annual report to the Committee about the discussions with individual Board members and on the annual self-assessment questionnaire completed by each director with respect to the performance of the Board, the committees on which he/she sits and that of individual directors.

TransAlta Corporation

Box 1900, Station “M”, 110 – 12th Avenue SW, Calgary, Alberta, Canada T2P 2M1 Ph: 403.267.7110 www.transalta.com